This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement (this “Statement” or this “Schedule 14D-9”), filed on January 24, 2005 by Fox Entertainment Group, Inc., a Delaware corporation (“Fox”).

Item 1. Subject Company Information.

The name of the subject company is Fox Entertainment Group, Inc. The address of the principal executive office is 1211 Avenue of the Americas, New York, New York 10036 and its telephone number at that address is (212) 852-7000. The title of the class of equity securities to which this Statement relates is the Class A common stock, par value $0.01 per share, of Fox (the “Class A Shares”). As of March 4, 2005, 426,959,080 shares of the Class A Shares were issued and outstanding and 547,500,000 shares of Class B common stock, par value $0.01 per share (the “Class B Shares”), were issued and outstanding.

News Corporation, a Delaware corporation (“News Corporation”), indirectly owns approximately 252,159,080 Class A Shares, representing approximately 59.1% of all outstanding Class A Shares, and 547,500,000 Class B Shares, representing 100% of all outstanding Class B Shares. News Corporation’s ownership represents in the aggregate approximately 82.1% of the equity of Fox and 97.0% of the voting power of Fox. Each Class B Share is convertible, at News Corporation’s option at any time, into one Class A Share.

Item 2. Identity and Background of Filing Person.

Name and Address

Fox is the person filing this Statement and is the subject company. Fox’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by News Corporation, through its wholly-owned subsidiary Fox Acquisition Corp, a Delaware corporation (“Fox Acquisition Corp” and, together with News Corporation, the “Bidders”), to exchange all of the outstanding Class A Shares, as disclosed in a prospectus and offer to exchange (the “Offer to Purchase”) filed on Schedule TO (the “Schedule TO”) and contained in a registration statement on Form S-4 (the “Form S-4”), each as filed by the Bidders with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2005 and as amended or supplemented through March 4, 2005. According to the Offer to Purchase, the Bidders are offering to exchange 2.04 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights) for each outstanding Fox Class A Share (the “exchange ratio”) on the terms and conditions set forth in Schedule TO (the “Offer”).

The Bidders amended the Offer on March 4, 2005. The original Offer contained an exchange ratio of 1.90 (the “original exchange ratio”) and an expiration date of February 7, 2005.

According to the Offer to Purchase, if the Offer is completed, the Bidders will then effect a “short form” merger of Fox with and into Fox Acquisition Corp (the “Merger”). The Bidders will effect the Merger as soon as practicable after completion of the Offer, unless prevented from doing so by a court or other legal requirement. The Bidders will be able to effect the Merger because following News Corporation’s acquisition of Class A Shares in the Offer and, if necessary, the conversion of some or all of its Class B Shares into Class A Shares, News Corporation would beneficially own at least 90% of the outstanding Class A Shares and at least 90% of the outstanding Class B Shares, which are the required ownership levels under Delaware law for the consummation of a short form merger. Under Delaware law, this short form merger would be effected without the approval of Fox’s board of directors or any remaining holders of the Class A Shares. According to the Offer to Purchase, if the Offer is completed, each Class A Share that News Corporation does not own or acquire in the Offer would be converted in the Merger into 2.04 shares of News Corporation Class A common stock, other than the Class A Shares in respect of which appraisal rights have been properly perfected under Delaware law. Please refer to

“Item 8. Additional Information—Appraisal Rights” for more information on the appraisal rights of holders of Class A Shares in connection with the Merger. After completion of the Merger, Fox would be a direct wholly owned subsidiary of News Corporation.

The Offer is conditioned upon, among other things, satisfaction of the minimum tender condition. Specifically, there must be validly tendered and not withdrawn before the Offer expires Class A Shares that constitute at least a majority of the outstanding Class A Shares not beneficially owned, as of the close of business on the date immediately prior to the expiration of the Offer, by the Bidders or their respective affiliates, directors and executive officers, or the directors and executive officers of Fox. The Bidders have committed, in the Offer to Purchase, not to waive this minimum tender condition. As of March 4, 2005, there were 426,959,080 Class A Shares outstanding, of which News Corporation reports that it beneficially owns 252,159,080 shares, representing approximately 59.1% of the Class A Shares outstanding. Accordingly, for the Bidders to acquire any Class A Shares pursuant to the Offer, stockholders of Fox (other than the Bidders, their respective affiliates, directors and executive officers and the directors and executive officers of Fox) must have tendered into the Offer, and not have withdrawn, as of the expiration of the Offer, at least 87,400,001 shares.

In addition to the minimum tender condition, the Offer is conditioned on the following:

•	Tax Ruling Condition: News Corporation shall have received a private letter ruling from the Internal Revenue Service, acceptable in form and substance to News Corporation, the effect of which is that certain internal restructuring transactions to be effected by News Corporation prior to the completion of the Offer will not result in liability of News Corporation or any of its affiliates under an indemnity agreement with a third party, and these internal restructuring transactions shall have been completed (News Corporation has informed the Special Committee that it anticipates receipt of this private letter ruling before the scheduled expiration of the Offer); and

•	Listing Condition: The News Corporation Class A common stock issuable in the Offer and the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	Registration Statement Effectiveness Condition: The Form S-4 must have become effective under the Securities Act of 1933 and not be the subject of any stop order or proceedings seeking a stop order (this condition has been satisfied);

•	Additional Conditions: The following events, among others, must not have occurred:

•	any event that may have an adverse effect on Fox such that, regardless of the circumstances, in the Bidders’ good faith judgment, it would be inadvisable to proceed with the Offer; or

•	any legal impediment to the Offer or the Merger.

The amended Offer expires at midnight New York City time, on Friday, March 18, 2005, unless extended. Fox cannot extend the Offer; only the Bidders can extend the Offer. News Corporation has announced that the exchange agent for the Offer has advised that, as of 5:00 P.M., New York City time, March 1, 2005, an aggregate of approximately 1,693,297 Class A Shares have been tendered to News Corporation in the Offer. News Corporation stated that it anticipated that the vast majority of the Class A Shares that would be ultimately tendered in connection with the Offer would be tendered in the final few days before the final expiration date of the Offer.

According to the Offer to Purchase, if the Bidders are prevented from effecting the Merger by a court or other legal requirement, Class A Shares not tendered in the Offer would remain outstanding until the Bidders are able to effect a merger of Fox with one of its wholly owned subsidiaries or to otherwise acquire the Class A Shares that are not tendered in the Offer. In such a case, the Bidders report that they may, or may not, propose a merger transaction. Prior to the consummation of such a merger, if any, the liquidity of and market for those remaining publicly held Class A Shares could be adversely affected. The Class A Shares are currently listed on the New York Stock Exchange. Depending upon the number of Class A Shares purchased in the Offer, the Class A Shares may no longer meet the requirements for continued listing and may be delisted from the New York Stock Exchange.

In addition, Fox’s registration under the Securities Exchange Act of 1934 could be terminated upon the application of Fox to the SEC if the Class A Shares are no longer listed on a securities exchange and there are fewer than 300 holders of record of the Class A Shares. The termination of the registration of the Class A Shares under the Exchange Act would substantially reduce the information required to be furnished by Fox to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement of an annual report to stockholders, no longer applicable. According to the Offer to Purchase, the Class A Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect of allowing brokers to extend credit on the Class A Shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that the Class A Shares would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations. According to the Offer to Purchase, if registration of the Class A Shares is terminated, the Class A Shares would no longer be “margin securities.”

According to the Offer to Purchase, the Bidders believe that the Offer and the Merger will qualify as a reorganization for United States federal income tax purposes under which a holder of Class A Shares would generally not recognize gain or loss upon the receipt of shares of News Corporation Class A common stock in exchange for the Class A Shares, other than any gain or loss recognized on the receipt of cash instead of fractional shares. However, there is no specific condition to the Offer with respect to the tax-free treatment of the Offer and the Merger. The tax consequences to each holder of Class A Shares will depend on the facts and circumstances applicable to such holder.

The Schedule TO states that the principal executive offices of the Bidders are located at 1211 Avenue of the Americas, New York, New York 10036.

With respect to all information described in this Statement or the annexes and exhibits to this Statement as contained in the Offer to Purchase, the Form S-4 and Schedule TO, including information concerning the Bidders or their respective affiliates, officers or directors, or actions or events with respect to any of them, Fox takes no responsibility for the accuracy or completeness of such information or for any failure by the Bidders to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as discussed in this Statement and the annexes and exhibits to this Statement or incorporated by reference, to the best of Fox’s knowledge, as of the date of this Statement there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between Fox or its affiliates and (i) the executive officers, directors or affiliates of Fox or (ii) the Bidders or any of their respective executive officers, directors or affiliates.

Interests of Certain Persons in the Offer and Merger

In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of News Corporation and its affiliates, and certain officers and directors of Fox and its affiliates, have interests in the Offer and the Merger which are described in this Statement and the annexes and exhibits to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. Annex 1 contains information regarding the interests of Fox directors and executive officers in the Offer, including the fact that five of seven members of the Fox board of directors are also directors, employees or executive officers of News Corporation.

Certain Arrangements between Fox and its Executive Officers, Directors and Affiliates

Certain contracts, agreements, arrangements and understandings between Fox and its executive officers, directors and affiliates are described in the Annual Proxy Statement of Fox filed on Schedule 14A with the SEC on October 19, 2004 (the “2004 Proxy Statement”) under the headings “Election of Directors—Biographical Information,” “Executive Officers and Senior Executives of the Company,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Transactions” and are filed as exhibits to this Statement and are incorporated by reference herein. In addition, since the date of the 2004 Proxy Statement, John P. Nallen and Lawrence A. Jacobs became executive officers at Fox and, effective at the end of the calendar year 2004, Arthur Siskind retired from his role as Senior Executive Vice President and Group General Counsel of News Corporation and assumed the role of Senior Advisor of News Corporation. Mr. Siskind has been a Director of News Corporation since 1991. Mr. Siskind served as Group General Counsel of News Corporation from 1991 to 2004 and Senior Executive Vice President of News Corporation from 1996 to 2004. Information concerning the actual or potential conflicts of interest involving Fox and its executive officers, directors and affiliates is set forth in the 2004 Proxy Statement under the heading “Election of Directors—Biographical Information,” and is filed as an exhibit to this Statement and is incorporated by reference herein. All information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement.

Executive Compensation, Employment Matters and Employment Agreements

Information concerning executive compensation and employment matters for the fiscal year ended June 30, 2004 is set forth in the 2004 Proxy Statement under the heading “Executive Officers and Senior Executives of the Company” and is filed as an exhibit to this Statement and is incorporated by reference herein.

For the fiscal year ended June 30, 2004, no amount of compensation was paid or accrued by Fox for the account of its executive officers, and no amount of compensation was paid or accrued to News Corporation with respect to the services of its executive officers. Information regarding the compensation received by the executive officers from News Corporation (or its predecessor, The News Corporation Limited, now called News Holdings Limited) and its subsidiaries for the fiscal year ended June 30, 2004 is included in News Corporation’s Current Report filed on Form 8-K with the SEC on November 24, 2004.

Fox has not entered into employment agreements with any of its executive officers or senior executives. Fox does not believe the purchase of the Class A Shares and the Merger would result in Fox being required to make any tax reimbursement payments upon the occurrence of certain events.

Indemnification of Directors and Officers

Delaware General Corporation Law (the “DGCL”), Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend or the approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained.

The certificate of incorporation and bylaws of Fox and actions in accordance therewith provide that, to the fullest extent permitted by the DGCL, as it exists or may in the future be amended, Fox will indemnify each of the officers and directors of Fox (or their estates, if applicable), and may indemnify any employee or agent of Fox (or their estates, if applicable), who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was an officer, director, employee or agent of Fox or is or was serving at the request of Fox as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Fox will so indemnify such officer or director, and may so indemnify such employee or agent (if indemnification is authorized by Fox’s board of directors), in the case of such actions (whether or not by or in the right of Fox) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Fox, and with respect to any criminal action or proceeding other than by or in the right of Fox, had no reasonable cause to believe such person’s conduct was unlawful. With respect to indemnification other than by or in the right of Fox, the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Fox, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that such person’s conduct was unlawful. No indemnification will be made in connection with actions by or in the right of Fox in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to Fox unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. In addition, to the fullest extent permitted by the DGCL, expenses (including attorneys’ fees), judgments, fines incurred and amounts paid in settlement may be advanced by Fox prior to the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on the behalf of such director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she is not entitled to be indemnified as authorized in accordance with the DGCL and Fox’s certificate of incorporation. Fox’s certificate of incorporation and bylaws and actions in accordance therewith also state that such indemnification is not exclusive of any other rights of the indemnified party, including rights under any indemnification agreements or otherwise.

In addition, the certificate of incorporation of Fox also provides that Fox may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Fox or another enterprise against any expense, liability or loss, whether or not Fox would have the power to indemnify such person against such expense, liability or loss under the DGCL. According to the Offer to Purchase, News Corporation maintains insurance on behalf of its officers and directors and officers and directors of its subsidiaries, including Fox, against any liability which may be asserted against any such officer or director, subject to certain customary exclusions.

Copies of these indemnification and insurance provisions are filed with the SEC as exhibits to the Annual Report of Fox, on Form 10-K, filed with the SEC on September 10, 2004 and are filed as exhibits to this Statement.

Furthermore, according to the Form S-4, News Corporation’s bylaws provide, generally, that, to the fullest extent permitted by the DGCL, as it exists or may in the future be amended, News Corporation will indemnify each person who was or is made a party to, or is threatened to be made a party to or who is otherwise involved in, any action, suit or proceeding, whether civil, criminal or otherwise, by reason of the fact that he or she is or was a director or officer of News Corporation or any of its subsidiaries (including Fox) or is or was serving at the request of News Corporation as a director or officer of any other corporation, partnership or other enterprise, whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer (and may indemnify, to the extent authorized by the Board, any officer, employee or agent of News Corporation), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, and such indemnification will continue as to such person who has ceased to be a director, officer, employee or agent, as the case may be, and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

Special Committee

Effective as of January 10, 2005, in light of the relationships described under “Interests of Certain Persons in the Offer and Merger,” and “Certain Arrangements between Fox and News Corporation,” and in Annex 1, the board of directors of Fox established a special committee of independent directors (the “Special Committee”) to review, evaluate and make recommendations to the stockholders of Fox (other than News Corporation and its affiliates) with respect to the Offer. The Special Committee appointed by the Fox board of directors is composed of Mr. Christos M. Cotsakos and Mr. Peter J. Powers. No member of the Special Committee has an affiliation with News Corporation, except as a director of Fox and, in the case of Mr. Powers, as a non-executive director of NDS Group plc, another majority-owned subsidiary of News Corporation. As compensation for services rendered in connection with serving on the Special Committee, Messrs. Cotsakos and Powers each will be paid a retainer of $80,000 in lieu of Fox’s customary committee meeting fee for any meetings necessary in the performance of his duties as a member of the Special Committee and each will be reimbursed for any out-of-pocket expenses incurred in the performance of his duties as a member of the Special Committee.

According to the Offer to Purchase, as of March 4, 2005, News Corporation owned approximately 78% of the equity and 97% of the voting power of NDS Group, and, in compensation for his service as a director of NDS Group, Mr. Powers was paid slightly less than $100,000 for NDS Group’s fiscal year ended June 30, 2004. On January 31, 2005, according to the Offer to Purchase, the NDS Group board of directors set the compensation of each outside director including Mr. Powers, for NDS Group’s fiscal year ended June 30, 2005, at approximately $100,000. In addition, according to the Offer to Purchase, NDS Group amended its Articles of Association in November, 2004, to cap at $1 million per year the amount of fees payable to all NDS Group outside directors in the aggregate. As of January 25, 2005, according to the Offer to Purchase, three of NDS Group’s seven directors were directors and executive officers or employees of News Corporation, three of NDS Group’s directors were outside directors and one of NDS Group’s directors was an executive of NDS Group. For more information, please see “Annex A—Information Concerning Directors and Executive Officers” of the Offer to Purchase.

Certain Arrangements between Fox and News Corporation

Except as set forth in the Offer to Purchase, and to the best of Fox’s knowledge, as of the date of the Offer to Purchase, neither News Corporation nor any of News Corporation’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Fox, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Fox, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with Fox or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. Annex 1 contains information regarding the relationship of certain directors and officers of Fox with the Bidders and information concerning other agreements between Fox, News Corporation and their respective affiliates, which information is incorporated by reference into this Item 3.

News Corporation’s Percentage Holdings of Fox

According to the Offer to Purchase, News Corporation indirectly owns approximately 252,159,080 Class A Shares, representing approximately 59.1% of all outstanding Class A Shares, and 547,500,000 Class B Shares, representing 100% of all outstanding Class B Shares. News Corporation’s ownership represents in the aggregate approximately 82.1% of the equity of Fox and 97.0% of the voting power of Fox. Each Class B Share is convertible, at News Corporation’s option at any time, into one Class A Share.

Additional information regarding News Corporation’s share ownership is described in the 2004 Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management” and is filed as an exhibit to this Statement and is incorporated by reference herein. In addition, Annex B to the Offer to Purchase contains information regarding News Corporation’s share ownership under the heading “Interests of News Corporation, Fox Acquisition Corp and the Directors, Executive Officers and Affiliates of News Corporation and Fox in Shares of Fox Class A Common Stock,” which information is hereby incorporated by reference herein.

News Corporation’s Plans for Fox

According to the Offer to Purchase, News Corporation has stated that it has no current plans or proposals and is engaged in no negotiations which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Fox or a purchase, sale or transfer of a material amount of Fox’s assets (other than the Offer and the Merger). However, according to the Offer to Purchase, from time to time, News Corporation has been approached regarding, and has engaged on occasion in preliminary discussions concerning, potential transactions involving the disposition of material assets of Fox. Effecting any dispositions of Fox assets would be facilitated by News Corporation’s acquisition of the entire equity interest in Fox since the decision to make any disposition will be based on its benefits to News Corporation and its stockholders (including the former Fox stockholders) without having to take into account any differing interests of the public Fox stockholders at the time. According to the Offer to Purchase, News Corporation expects to continue to evaluate strategic opportunities with respect to each of its businesses and News Corporation can make no assurances that these opportunities will not involve acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting some or all of Fox’s businesses or assets in the future. Whether or not the Offer is completed, News Corporation reports it currently intends that Fox would continue to be a majority- or wholly owned subsidiary of News Corporation, as the case may be, and would operate its business as presently operated, subject to market and industry conditions and the terms of the agreements and other documents described in the Offer to Purchase under the heading “Relationships With Fox,” which description is hereby incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

Recommendation of the Special Committee

The Special Committee recommends, on behalf of Fox’s board of directors, that Fox’s stockholders (other than News Corporation and its affiliates) accept the revised Offer and tender their Class A Shares in the Offer. The Special Committee is making this recommendation after careful consideration, including a thorough review of the Offer with the Special Committee’s legal and financial advisors, and only after determining that the Offer is fair to the holders of Class A Shares (other than News Corporation and its affiliates).

Background of the Offer

Fox was incorporated in Delaware in 1985 as Twentieth Holdings Corporation. Mr. K. Rupert Murdoch acquired 76% of the voting power of Twentieth Holdings Corporation in accordance with a 1985 FCC order granting approval for Fox’s acquisition of U.S. television stations. In connection with a reorganization in 1998, Twentieth Holdings Corporation changed its name to Fox Entertainment Group, Inc. and News Corporation contributed certain assets to Fox. Following the reorganization, Fox completed a recapitalization and an initial public offering of 124,800,000 Fox Class A Shares. In connection with these transactions, News Corporation retained an equity interest consisting of 547,500,000 Fox Class B Shares, representing approximately 97.8% of the voting power of Fox at that time.

In November 2002, Fox conducted a public offering of 50 million Fox Class A Shares, realizing net proceeds of approximately $1.2 billion in connection therewith. Fox used the net proceeds to reduce obligations due to affiliates of News Corporation. Upon consummation of the offering, News Corporation’s voting interest in Fox decreased from 97.8% to 97.0%. Subsequent to these public offerings of Fox Class A Shares, News Corporation has acquired additional Fox Class A Shares in connection with certain transactions between News Corporation and Fox.

On Monday, January 10, 2005, Mr. K. Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation and Fox delivered a letter to the Fox board, summarizing the original Offer. Also on Monday, January 10, 2005, News Corporation issued a press release to the public disclosing the original Offer and certain of its terms. The following is the text of Mr. Murdoch’s letter to the Fox board:

January 10, 2005

Board of Directors

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, NY 10036

Gentlemen:

News Corporation hereby proposes to acquire all of the outstanding shares of Fox Entertainment Group, Inc. (“Fox”) Class A common stock (NYSE: FOX) that are not owned by News Corporation by exchanging 1.9 shares of News Corporation’s Class A common stock (NYSE: NWS.A) for each outstanding share of Fox Class A common stock. Based on the closing price of News Corporation Class A common stock on January 7, 2005, the proposal will provide a premium of approximately 7.4% to the closing price of Fox Class A common stock on such date, and a premium of approximately 16.9% to the average trading price of Fox Class A common stock for the preceding six months and a premium of approximately 18% to the average trading price of Fox Class A common stock for the preceding twelve months.

News Corporation believes that the holders of Fox Class A common stock will find the proposal beneficial to them due to the substantial premium to the recent trading range of Fox Class A common stock, the attractiveness of News Corporation Class A common stock and the opportunity for greater liquidity. In addition, since Fox will continue to represent a significant part of News Corporation’s business, News Corporation believes that Fox stockholders, through their ownership of News Corporation Class A common stock, will continue to benefit from the growth of Fox, as well as the other attractive businesses owned and operated by News Corporation.

News Corporation currently intends to structure the acquisition as an exchange offer made directly to the holders of Fox Class A Common Stock. Under federal securities law the Fox board will be required to consider the offer and communicate with the holders of Fox Class A common stock concerning its views on the offer. News Corporation expects that the Fox board will form a special committee of Fox directors that are not directors or executive officers of News Corporation to consider News Corporation’s proposal and make a recommendation to the Fox stockholders regarding the proposal. The directors and executive officers of News Corporation who sit on the Fox board will support that delegation of authority to the special committee. News Corporation also will encourage the special committee to retain its own legal and financial advisors to assist in its review. News Corporation intends to file its offering materials with the Securities and Exchange Commission and commence its offer later today.

While Delaware law does not require that News Corporation negotiate with the Fox board or reach any agreement with the Fox board concerning the offer, News Corporation would, nonetheless, be happy to meet with the special committee to answer any questions it may have. News Corporation’s proposal, however, is not conditioned upon the special committee recommending or approving the offer.

News Corporation’s exchange offer will be irrevocably conditioned upon, among other things, the tender of a majority of the shares of Fox Class A common stock not owned by News Corporation. In addition, assuming the offer is completed, News Corporation will own at least 90% of the outstanding shares of Fox Class A common stock and Fox Class B common stock following the offer and will complete promptly a short form merger at the same per share consideration as is provided for in the offer. News Corporation believes that both the exchange offer and the merger will be tax-free to Fox stockholders.

News Corporation’s entire team, including its legal and financial advisors will be available to answer any questions which the special committee or its legal and financial advisors may have regarding the offer.

In considering the offer, you should be aware that News Corporation is interested only in acquiring the publicly held shares of Fox Class A common stock, and is not interested in selling any of its shares of Fox.

Please also be aware that News Corporation will be issuing a press release announcing its proposal.

Sincerely,

/s/ K. RUPERT MURDOCH
K. Rupert Murdoch Chairman and Chief Executive Officer News Corporation

On January 10, 2005, News Corporation commenced the original Offer.

On January 10, 2005 after commencement of the original Offer, the board of directors of Fox, by resolution in a telephonic meeting, established the Special Committee composed of two independent directors, Mr. Christos M. Cotsakos and Mr. Peter J. Powers. The Fox board of directors authorized the Special Committee to review, evaluate and make recommendations to the stockholders of Fox (other than News Corporation and its affiliates) with respect to the original Offer. The Fox board of directors further authorized the Special Committee (i) to retain, at the expense of Fox and on terms satisfactory to the Special Committee, an independent financial advisor to assist the Special Committee in its review of the original Offer, (ii) to retain, at the expense of Fox and on terms satisfactory to the Special Committee, independent legal counsel to assist the Special Committee in its consideration of the foregoing and in carrying out its responsibilities and (iii) to retain such other consultants and advisors as the Special Committee may deem necessary or appropriate in order for the Special Committee to discharge its responsibilities.

On January 10 and 11, 2005, the members of the Special Committee held telephonic meetings to discuss retaining an independent legal advisor to counsel the Special Committee and the criteria to be used in selecting the legal advisor, including the Special Committee’s intention to retain a firm experienced in special committee matters related to transactions similar to the original Offer and with no material conflict of interest involving Fox, News Corporation or related parties. The Special Committee also considered the retention of one or more investment banking firms experienced in these matters and with no material conflict of interest involving Fox, News Corporation or related parties to advise it with respect to financial matters.

Between January 11 and 12, 2005, members of the Special Committee conducted interviews with law firms. After considering the interviews with the law firms in a telephonic meeting held on January 12, 2005, the Special Committee decided to retain Simpson Thacher & Bartlett LLP as the Special Committee’s independent legal advisor.

The Special Committee conducted interviews of several investment banking firms on January 17, 2005. On that date, the Special Committee approved the engagement of The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated as the Special Committee’s financial advisors.

On January 18, 2005, Blackstone and Morgan Stanley commenced their due diligence review of publicly available information related to Fox and News Corporation. On January 20, 2005, Blackstone and Morgan Stanley requested non-public information from Fox and News Corporation concerning the business of Fox, News Corporation and related persons. During this time, representatives of Blackstone and Morgan Stanley also engaged in discussions with the financial advisors to News Corporation concerning due diligence.

On January 21, 2005, the Special Committee held a telephonic meeting at which representatives of Simpson Thacher & Bartlett LLP participated. During this meeting, representatives of Simpson Thacher & Bartlett LLP reviewed for the Special Committee its duties under applicable law, including the fiduciary duties of the members of the Special Committee and the obligation of Fox to prepare a statement informing Fox’s stockholders of its recommendation, if any, concerning the original Offer within ten business days of the commencement of the original Offer by News Corporation. The Special Committee also reviewed the scope of its responsibilities and authority as delegated by the Fox board of directors.

At the conclusion of its meeting on January 21, 2005, the Special Committee determined that it was unable to take a position with respect to the original Offer at that time. The Special Committee reached this conclusion because it had not yet completed a full and deliberate review and evaluation of the material terms and provisions of the original Offer with the Special Committee’s legal and financial advisors sufficient to enable the Special Committee to make an informed decision with respect to the original Offer and to properly discharge its fiduciary duties under applicable law.

At the January 21, 2005 meeting, the Special Committee authorized its counsel to prepare the original Schedule 14D-9 mailed to Fox’s stockholders, in which the Special Committee concluded that it was in the best interest of Fox and Fox stockholders (other than News Corporation and its affiliates) for Fox stockholders to not tender their Class A Shares with respect to the original Offer at that time and instead defer making a determination whether to accept or reject the original Offer until the Special Committee had advised them of the Special Committee’s position or recommendation, if any, with respect to the original Offer.

Following the mailing of the original Schedule 14D-9 to Fox’s stockholders, the Special Committee, with the assistance of its legal and financial advisors, continued to consider and evaluate the terms of the original Offer and possible responses to the original Offer. In particular, the Special Committee’s legal and financial advisors conducted substantial diligence concerning News Corporation and Fox as each company made available to the Special Committee’s advisors material, non-public information sufficient to facilitate a due diligence review of the Offer, including information described in the Offer to Purchase under the caption entitled “Financial Budget Information”. On January 26, 2005, the Special Committee’s legal and financial advisors held telephonic due diligence meetings with several officers of News Corporation and Fox, including Messrs. K. Rupert Murdoch, Peter Chernin, David F. DeVoe and John P. Nallen.

At the request of the Special Committee, on January 27, 2005, News Corporation extended the expiration date of the original Offer from February 7, 2005 to February 22, 2005.

Following the receipt of additional written diligence materials, the Special Committee’s legal and financial advisors conducted several telephonic due diligence meetings between February 2, 2005 and February 24, 2005 with various officers and employees of News Corporation and Fox, including key persons in each Fox and News business unit considered material by the Special Committee’s financial advisors (other than certain unconsolidated subsidiaries of Fox and News Corporation). News Corporation and Fox provided additional written materials from time to time. During this time, the Special Committee’s financial advisors also participated in discussions with significant Fox stockholders (that were not affiliated with News Corporation) who requested meetings to express their respective views concerning the Offer and with representatives of the plaintiffs in the putative class action lawsuits challenging the Offer on behalf of certain Fox stockholders. During this period, Fox, the Special Committee and their respective advisors also responded to discovery requests by these plaintiffs.

On February 7, 2005, News Corporation extended the expiration date of the original Offer to March 4, 2005.

On February 11, 2005, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the status of the diligence process. At that meeting, legal counsel again reviewed the Special Committee members’ duties under applicable law and representatives of Blackstone and Morgan Stanley provided an overview for the Special Committee members of the diligence process conducted on News Corporation and Fox. Counsel also reviewed the status of litigation which had been commenced related to the original Offer. Following this meeting, it was agreed that the financial advisors would continue to conduct diligence and would discuss the status of their preliminary valuation analyses concerning Fox and News Corporation to the Special Committee at a meeting to be held on February 18.

On February 18, 2005, representatives of Blackstone and Morgan Stanley reviewed with the Special Committee their preliminary analyses of both Fox and News Corporation and the implication of such analyses on the exchange ratio proposed by News Corporation in the Offer. The financial advisors also reported to the Special Committee on discussions with significant Fox stockholders (that were not affiliated with News Corporation). Following this review, the Special Committee met separately with its legal counsel and subsequently instructed its financial advisors to give further consideration to valuation matters and negotiating strategy in preparation for discussions with News Corporation’s financial advisors concerning the exchange ratio.

From time to time during the week of February 21, Blackstone and Morgan Stanley consulted with the Special Committee members concerning various valuation matters and negotiation strategy. On Friday, February 25, 2005, the Special Committee’s financial advisors met with News Corporation’s financial advisors to discuss the financial terms of the original Offer. At this meeting, the Special Committee’s financial advisors, for negotiation purposes, reported to News Corporation’s financial advisors that the Special Committee would be in a position to recommend an exchange offer if the exchange ratio were increased from 1.90 to 2.25. Discussions continued over the weekend and through Tuesday, March 1, 2005 among the Special Committee’s advisors, counsel and members and News Corporation’s financial advisors, counsel and representatives regarding an appropriate exchange ratio for the transaction. As a result of these discussions over the course of the weekend, News Corporation’s financial advisors and counsel, on behalf of News Corporation, relayed to the Special Committee’s financial advisors and counsel that News Corporation might be willing to increase its exchange ratio to 2.00 plus possibly a very small additional increment if this would result in a favorable recommendation by the Special Committee.

Discussions continued among the Special Committee’s counsel, News Corporation’s counsel and plaintiffs’ counsel on Monday, February 28 and Tuesday, March 1, 2005. By about noon on March 1, 2005, plaintiffs’ counsel agreed upon, and Fox and News Corporation’s respective advisors and representatives agreed to bring before the Special Committee and News Corporation’s board of directors, as applicable, a proposal that (1) News Corporation would increase the exchange ratio to 2.04 and give plaintiffs in the purported class action litigation the opportunity to review certain supplemental disclosures to be issued to the Fox stockholders, (2) plaintiffs would settle the litigation and (3) the Special Committee would recommend the Offer with the revised exchange ratio to Fox stockholders (other than News Corporation and its affiliates).

On March 2, 2005, the board of directors of News Corporation approved the terms of the proposal described above and News Corporation’s counsel informed counsel to the Special Committee of that approval and the terms of the revised Offer.

Later that day, the Special Committee held a telephonic meeting to consider the revised Offer. At this meeting, representatives of Blackstone and Morgan Stanley made a presentation to the Special Committee summarizing the terms of the revised Offer and analyzing the valuation of both Fox and News Corporation. Each of Blackstone and Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the revised exchange ratio pursuant to the Offer was fair from a financial point of view to the holders of Class A Shares (other than News Corporation and its affiliates). The members of the Special Committee asked questions of the financial advisors and legal counsel and held discussions concerning the revised Offer. In light of the financial analysis presented by its financial advisors and other factors described below under “Reasons for the Recommendation of the Special Committee”, the Special Committee then concluded that the revised Offer was fair to the holders of Class A shares (other than News Corporation and its affiliates). The Special Committee also resolved to recommend that Fox stockholders (other than News Corporation and its affiliates) tender their Class A Shares pursuant to the Offer, and instructed counsel to prepare this amended Statement for filing with the SEC and mailing to Fox stockholders.

The Special Committee’s counsel then notified counsel for News Corporation of the Special Committee’s decision. Later that evening, counsel for the parties and counsel for plaintiffs executed a memorandum of understanding setting forth the parties’ agreement in principle with respect to the settlement of the litigation.

On March 3, 2005, News Corporation issued a press release announcing the terms of the revised Offer and the decision of the Special Committee to recommend the Offer. On March 4, 2005, News Corporation filed a prospectus supplement setting forth the complete terms and conditions of the revised Offer.

Reasons for the Recommendation of the Special Committee

In evaluating the revised Offer, the Special Committee relied on its knowledge of the business, financial condition and prospects of Fox as well as consultation with its financial advisors and legal counsel. In view of the wide variety of factors considered in connection with the evaluation of the revised Offer, the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors it considered in reaching its determination. In addition, individual members of the Special Committee may have given different weights to different factors.

This discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive but is believed to include all material information and factors considered in reaching the conclusion that the Offer is fair to the holders of the Class A Shares (other than News Corporation and its affiliates). The reasons for the Special Committee’s recommendation that stockholders accept the Offer include the following:

Opinions of Independent Financial Advisors.

The Special Committee considered its discussions with, and the analysis of, its independent financial advisors, Blackstone and Morgan Stanley, and their respective oral opinions, subsequently confirmed in writing, that, as of the date of each opinion and based upon and subject to the assumptions, qualifications and limitations set forth in those written opinions, the exchange ratio pursuant to the Offer was fair from a financial point of view to the holders of Class A Shares (other than News Corporation and its affiliates). The full text of the written opinions of Blackstone and Morgan Stanley, each dated March 2, 2005, which set forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the respective opinions are attached as Annex 2 and Annex 3, respectively. Further discussion of the opinions and the presentations by Blackstone and Morgan Stanley at the March 2 meeting of the Special Committee is contained under the caption “Opinion of Financial Advisors to the Special Committee.” The Special Committee considered all of the factors, analyses and conclusions of its financial advisors described under the caption “Opinion of Financial Advisors to the Special Committee.”

In evaluating the presentations and opinions of its financial advisors, the Special Committee was aware that each financial advisor would receive fees of $2,500,000 in connection with its engagement. In light of these considerations, the Special Committee believed the fee arrangement, pursuant to which each financial advisor would be paid regardless of whether the Offer is successful, ensured the reliability of the advice of both Blackstone and Morgan Stanley and helped advance the interests of the holders of Class A Shares (other than News Corporation and its affiliates).

Holders of Majority of Class A Shares Determine, Without Coercion, Whether Transaction Is Completed.

In addition, the Special Committee concluded that the minimum tender condition would permit the holders of a majority of the outstanding Class A Shares not beneficially owned by News Corporation (or their respective affiliates, directors and executive officers, or the directors and executive officers of Fox), as of the close of business on the date immediately prior to the expiration of the Offer, to decide, without coercion or penalty, whether the Offer should be completed by choosing whether or not to tender their respective Class A Shares in the Offer. The Special Committee believes that News Corporation’s commitment to effect the Merger upon consummation of the Offer provides assurances to the holders of Class A Shares who choose not to tender their Class A Shares in the Offer that they also will receive equal value for the exchange of their Class A Shares as soon as practicable (or, for those who validly exercise their appraisal rights, a judicially determined fair value).

Financial and Business Prospects of Fox and News Corporation.

The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of Fox and News Corporation, including potential risks involved in achieving those prospects and objectives and the current and expected conditions in the general economy and in the industries in which News Corporation’s and Fox’s businesses operate.

Relation of Exchange Ratio to Historical Exchange Ratios.

The increased exchange ratio reflected a higher implied exchange ratio than at any time during the 52-week period prior to the date of the Offer and the exchange ratio of 2.04 represents an implied premium of 15.3% over the implied exchange ratio on January 7, 2005, the last trading day prior to the public announcement of the original Offer. The Special Committee also considered the fact that negotiations between News Corporation, the Special Committee and its advisors had caused News Corporation to increase the exchange ratio from 1.90 to 2.04, an increase of 7.4%.

Negotiation Process and Procedural Fairness.

The revised Offer was the result of arms’-length negotiations conducted by the independent Special Committee and its independent financial and legal advisors. After negotiations in which the Special Committee obtained increases in the original exchange ratio, the Special Committee concluded that the revised exchange ratio was very likely the best offer that could be obtained. The Special Committee concluded that further negotiation could have caused News Corporation to abandon the Offer or proceed with a transaction without the Special Committee’s favorable recommendation at, possibly, a lower exchange ratio. In addition, the revised Offer is conditioned upon, among other things, satisfaction of the minimum tender condition described above. Furthermore, if the Offer is completed, News Corporation has committed to effect the Merger as soon as practicable after the completion of the Offer on identical economic terms, unless prevented from doing so by a court or other legal requirement. This will ensure that the non-tendering stockholders will be treated fairly.

Participation in Future Growth; Non-Fox Businesses.

Stockholders who tender their Class A Shares pursuant to the Offer will have the opportunity to participate in any future growth of Fox indirectly through their ownership of News Corporation’s Class A Share common stock. In addition, stockholders who tender their Shares in the Offer also will have the opportunity to participate in any future growth of the businesses of News Corporation not related to Fox and ownership in other publicly traded companies.

Absence of Ability to Sell Fox to Third Party.

In making the Offer, News Corporation stated that it is not interested in selling any of its shares of Fox and has no current plans or proposals and is not engaged in any negotiations which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving Fox or a purchase, sale or transfer of a material amount of Fox’s assets. In light of those statements, the Special Committee did not consider a sale of Fox to a third party or a sale of a substantial portion, in a liquidation, break-up or similar transaction, of Fox’s assets as an available alternative. The Special Committee only considered recommending the Offer or continuing Fox as a publicly traded entity, with News Corporation remaining as controlling stockholder, as practical alternatives. Maintaining Fox as a publicly traded entity meant stockholders only could realize trading values for their Class A Shares and that these trading values were likely to offer significantly less than the value implied by the exchange ratio.

Tender Offer Structure; Timing of Completion.

The Offer is intended to provide holders of Class A Shares the opportunity to receive 2.04 shares of News Corporation Class A common stock for each Class A Share as quickly as possible. The Special Committee considered the anticipated timing of the Offer and Merger and noted that stockholders who tender their Class A Shares in the Offer likely will receive the consideration in payment for their Class A Shares sooner than they would have had Fox pursued a negotiated merger transaction. The Special Committee also noted that if sufficient Class A Shares are tendered in the Offer, the Merger could be consummated without a stockholder vote, and according to the Offer to Exchange, News Corporation intends to consummate the Merger shortly after the expiration of the Offer, so that all stockholders likely will receive their shares sooner than they would have had Fox pursued a negotiated merger transaction.

Reduced Costs.

According to the Offer to Purchase, News Corporation believes that the consummation of the transaction will present opportunities for reduced costs, such as the costs associated with Fox’s status as a public company. While the amount of any cost reduction is subject to events and circumstances following the completion of the Offer and the Merger, News Corporation estimated that cost savings as a result of the transaction will be approximately $3 million per year. However, News Corporation expects that the costs related to consummation of the Offer and the Merger, including fees to the legal and independent financial advisors of News Corporation and the Special Committee, will be approximately $20 million. Unlike the cost savings resulting from the transaction, which constitute a recurring annual benefit, the fees and other costs incurred in connection with the transaction will constitute a one-time charge.

News Corporation’s Plans After Merger.

According to the Offer to Purchase, News Corporation has stated that it has no current plans or proposals and is not engaged in any negotiations which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Fox or a purchase, sale or transfer of a material amount of Fox’s assets (other than the Offer and the Merger).

Tax Deferred Exchange.

The Special Committee considered the fact that, according to the Offer to Purchase, News Corporation believes the Offer and the Merger will qualify as a reorganization for United States federal income tax purposes under which U.S. stockholders would generally not recognize gain or loss upon the receipt of shares of News Corporation Class A common stock in exchange for their Fox Class A Shares (other than any gain or loss recognized on the receipt of cash instead of fractional shares). However, there is no specific condition to the Offer with respect to the tax-free treatment of the Offer and the Merger. News Corporation’s legal counsel has provided an opinion as to the material United States tax consequences of the Offer and the Merger, all of which are summarized in the Offer to Purchase. The tax consequences to each particular Fox stockholder will depend on the facts and circumstances of the holder’s situation. Different tax consequences may result for individuals in the Savings and Retirement Plan and for employees. Neither the Special Committee nor Fox has obtained or plans to obtain an opinion of counsel or a ruling from the United States Internal Revenue Service regarding the United States federal income tax consequences associated with the Offer or the Merger.

Appraisal Rights.

The Special Committee considered the fact that Fox stockholders who do not tender pursuant to the Offer at the effective time of the Merger have appraisal rights in connection with the Merger under Delaware law. Fox stockholders at the time of the Merger will have the right to dissent and demand appraisal of their Fox shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their Fox shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. No appraisal rights are available in respect of Class A Shares that are tendered in the Offer and not properly withdrawn. Appraisal rights are described in the Offer to Purchase under the heading “The Offer; Appraisal Rights” and in Annex C of the Offer to Purchase. Please also refer to “Item 8. Additional Information—Appraisal Rights” for more information on the appraisal rights of holders of Class A Shares.

Risks the Offer and Merger May Not be Completed.

The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that Class A Shares may not be exchanged pursuant to the Offer and the Merger may not be consummated.

The Special Committee considered the possibility that, if a transaction with News Corporation is not completed and News Corporation were to withdraw any offer to acquire Class A Shares or the Offer did not close, the market price of Class A Shares could decline. The Special Committee considered the uncertainty with respect to the price at which Fox might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield the same per share consideration.

Conflicts of Interest.

The Special Committee was aware of the actual and potential conflicts of interest of those directors, officers and employees of News Corporation who also serve as members of Fox management and Fox’s board of directors. The Special Committee believes that the process of using a special committee comprised solely of independent directors is a well established mechanism under Delaware law to deal with this issue and believes that the Special Committee process effectively removed these conflicts as an issue. In addition, the existence of the minimum tender condition further serves to mitigate any actual or potential conflict of interest.

Opinions of Financial Advisors to the Special Committee

The Special Committee engaged Blackstone and Morgan Stanley to provide financial advisory services in connection with the Special Committee’s evaluation of the Offer. Blackstone and Morgan Stanley were selected by the Special Committee based on their qualifications, expertise and reputation, as well as their knowledge of the business and affairs of Fox and News Corporation and the industries in which Fox and News Corporation operate. The Special Committee received the opinions of Blackstone and Morgan Stanley as to whether the exchange ratio pursuant to the Offer was fair from a financial point of view to the holders of Class A Shares (other than News Corporation and its affiliates) as of the date of the opinions. The full text of the fairness opinion of Blackstone dated March 2, 2005 and the fairness opinion of Morgan Stanley also dated March 2, 2005 are attached to this document as Annex 2 and Annex 3, respectively. You are encouraged to read these opinions carefully in their entirety for a description of the assumptions made, matters considered and limitations on the review taken.

Opinion of Blackstone

At a meeting of the Special Committee held on March 2, 2005, Blackstone delivered its oral opinion, subsequently confirmed in writing, that, based upon assumptions and limitations and subject to the qualifications set forth in the opinion, as of that date the exchange ratio pursuant to the Offer was fair to the holders of Class A Shares (other than News Corporation and its affiliates) from a financial point of view.

The full text of Blackstone’s opinion, dated March 2, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Blackstone in rendering its opinion, is included as Annex 2 to this Statement. The summary of Blackstone’s fairness opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. Holders of Class A Shares should read this opinion carefully and in its entirety. Blackstone’s opinion is directed to the Special Committee and only addresses the fairness from a financial point of view of the exchange ratio pursuant to the Offer to the holders of Class A Shares (other than News Corporation and its affiliates). Blackstone’s opinion did not address any other aspect of the Offer or Merger and Blackstone expressed no opinion or recommendation as to whether Fox stockholders should tender their shares into the Offer.

In arriving at its opinion, Blackstone, among other things:

•	reviewed certain publicly available financial statements and other information of Fox and News Corporation, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Fox and News Corporation prepared by the managements of Fox and News Corporation, respectively;

•	reviewed budget projections for the fiscal year ending June 30, 2005 prepared by the respective managements of Fox and News Corporation;

•	reviewed certain publicly available estimates of the future financial performance of Fox and News Corporation, respectively, and discussed such estimates with the managements of Fox and News Corporation, respectively;

•	discussed the past and current operations and financial condition and prospects of Fox and News Corporation with senior executives of Fox and News Corporation, respectively;

•	discussed information relating to certain financial benefits anticipated from the Merger with the management of News Corporation;

•	reviewed the reported prices and trading activity for the Class A Shares and the shares of News Corporation Class A common stock;

•	reviewed the pro forma impact of the Merger on the earnings per share of News Corporation;

•	compared the financial performance of Fox and News Corporation, as well as the prices and trading activity of the Class A Shares and the shares of News Corporation Class A common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of selected minority buy-back transactions;

•	participated in discussions and negotiations among representatives of the Special Committee and News Corporation and their respective financial and legal advisors;

•	reviewed the Offer and certain related documents; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

Blackstone assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements, other financial and operating data, budget projections and information relating to certain financial benefits anticipated from the Merger, Blackstone assumed that they were reasonably prepared on bases reflecting best available estimates of the future financial performance of Fox and News Corporation. Since Blackstone was not provided financial projections other than budget projections for the fiscal year ending June 30, 2005, or revised budget projections for the fiscal year ending June 30, 2005, for either Fox or News Corporation, for the purposes of its analysis, Blackstone relied upon certain publicly available estimates of equity research analysts who report on Fox and News Corporation, with certain adjustments to such estimates made following discussions with the managements of Fox and News Corporation, respectively.

In addition, Blackstone assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Offer to Purchase, including among other things, that the Offer and the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, without material modification, delay or waiver. Blackstone was not asked to undertake, and did not undertake, an independent verification of any information, nor was it furnished with any such verification and Blackstone did not assume any responsibility or liability for the accuracy or completeness thereof.

Blackstone did not express any opinion as to what the value of News Corporation Class A shares will be when issued to holders of Class A Shares pursuant to the Offer and the Merger or the prices at which shares of News Corporation Class A common stock will trade at any time.

In arriving at its opinion, Blackstone was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Fox or its assets. Blackstone’s opinion did not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to Fox, nor did Blackstone’s opinion constitute a recommendation as to whether the stockholders of Fox should tender their shares into the Offer or any other matter.

Blackstone’s opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion only. Blackstone assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of the opinion. Blackstone’s opinion was provided to the Special Committee in connection with and for the purposes of its evaluation of the Offer and the Merger.

Following the section “Opinion of Morgan Stanley” is a summary of the material financial analyses performed by Blackstone and Morgan Stanley in connection with their opinions.

Opinion of Morgan Stanley

At a meeting of the Special Committee held on March 2, 2005, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the Offer was fair from a financial point of view to the holders of Class A Shares (other than News Corporation and its affiliates).

The full text of Morgan Stanley’s opinion, dated March 2, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is included as Annex 3 to this Statement. The summary of Morgan Stanley’s fairness opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. Holders of Class A Shares should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Special Committee and only addresses the fairness from a financial point of view of the exchange ratio pursuant to the Offer to the holders of Class A Shares (other than News Corporation and its affiliates). Morgan Stanley’s opinion did not address any other aspect of the Offer or the Merger and Morgan Stanley expressed no opinion or recommendation as to whether Fox stockholders should tender their shares into the Offer.

For purposes of its opinion, Morgan Stanley:

•	reviewed certain publicly available financial statements and other information of Fox and News Corporation, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Fox and News Corporation prepared by the managements of Fox and News Corporation, respectively;

•	reviewed budget projections for the fiscal year ending June 30, 2005 prepared by the respective managements of Fox and News Corporation;

•	reviewed certain publicly available estimates of the future financial performance of Fox and News Corporation, respectively, and discussed such estimates with the managements of Fox and News Corporation, respectively;

•	discussed the past and current operations and financial condition and prospects of Fox and News Corporation with senior executives of Fox and News Corporation, respectively;

•	discussed information relating to certain financial benefits anticipated from the Merger with the management of News Corporation;

•	reviewed the reported prices and trading activity for the Class A Shares and the shares of News Corporation Class A common stock;

•	reviewed the pro forma impact of the Merger on the earnings per share of News Corporation;

•	compared the financial performance of Fox and News Corporation, as well as the prices and trading activity of the Class A Shares and the shares of News Corporation Class A common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of selected minority buy-back transactions;

•	participated in discussions and negotiations among representatives of the Special Committee and News Corporation and their respective financial and legal advisors;

•	reviewed the Offer and certain related documents; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements, other financial and operating data, budget projections and information relating to certain financial benefits anticipated from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting best available estimates of the future financial performance of Fox and News Corporation. Since Morgan Stanley was not provided financial projections other than budget projections for the fiscal year ending June 30, 2005, or revised budget projections for the fiscal year ending June 30, 2005, for either Fox or News Corporation, for the purposes of its analysis, Morgan Stanley relied upon certain publicly available estimates of equity research analysts who report on Fox and News Corporation, with certain adjustments to such estimates made following discussions with the managements of Fox and News Corporation, respectively.

In addition, Morgan Stanley assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the Offer to Purchase, including among other things, that the Offer and the Merger would be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, without material modification, delay or waiver. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities or technologies of Fox or News Corporation, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, March 2, 2005.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Fox or its assets.

The opinion was for the information of the Special Committee in connection with the Offer. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which News Corporation Class A common stock will trade following the announcement of the amended Offer or at any other time, and Morgan Stanley expressed no opinion or recommendation as to whether the stockholders of Fox should tender their shares into the Offer.

Valuation Methods and Analyses

The following is a summary of the material financial analyses that Blackstone and Morgan Stanley utilized in providing their respective opinions. Some of these summaries include information presented in tabular format. In order to understand fully the financial analyses used by Blackstone and Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses used by Blackstone and Morgan Stanley.

Exchange Ratio Analysis

Blackstone and Morgan Stanley reviewed the ratios determined by dividing the closing prices of Class A Shares by the closing prices of shares of News Corporation Class A common stock for certain periods from January 7, 2004 to January 7, 2005. Blackstone and Morgan Stanley then examined the premia represented by the exchange ratio of 2.04 as compared to these ratios of closing prices of the Class A Shares to shares of News Corporation Class A common stock. The results of this analysis are set forth below:

Period/Benchmark	Average Ratio of Class A Share Price(s) to News Corporation Closing Price(s) for the Period Specified	2.04 Exchange Ratio % Implied Premium / (Discount)
February 28, 2005	2.00	1.9%
January 7, 2005	1.77	15.3%
One Week Prior to Announcement	1.71	19.2%
One Month Prior to Announcement	1.71	19.4%
Three Months Prior to Announcement	1.74	17.4%
Six Months Prior to Announcement	1.74	17.0%
One Year Prior to Announcement	1.73	18.1%
Since Fox IPO	1.79	13.9%
Last Twelve Months High	1.94	5.3%
Last Twelve Months Low	1.55	31.7%

Blackstone and Morgan Stanley noted that the proposed exchange ratio in the Offer was 2.04.

Blackstone and Morgan Stanley calculated several ranges of implied exchange ratios based on the following various methods:

•	actual closing prices of Class A Shares and shares of News Corporation Class A common stock for the period from January 7, 2004 to January 7, 2005;

•	actual closing prices of Class A Shares and shares of News Corporation Class A common stock for the period from January 10, 2005 to February 28, 2005;

•	certain equity research analysts’ recent price targets for both Class A Shares and shares of News Corporation Class A common stock, all of which analysts’ reports were published before January 10, 2005 and before the announcement of second quarter earnings results for Fox and News Corporation;

•	published expectations of certain equity research analysts with respect to the final exchange offer, all of which were published after January 10, 2005 but before the announcement of second quarter earnings results for Fox and News Corporation;

•	final exchange ratio premia both (1) one day prior to the announcement and (2) for a four-week average period prior to the announcement, in each case, for certain minority buy-back transactions involving exclusively stock consideration with aggregate transaction values in excess of $500 million; and

•	implied exchange ratios resulting in the transaction being neither accretive nor dilutive to News Corporation earnings per share for the fiscal years 2005 and 2006, which accretion/(dilution) analysis was based on the median of certain equity research estimates for fiscal year 2005-2006 and assumed approximately $3 million in synergies for the transaction, based on News Corporation management guidance.

The following table presents the ranges of the implied exchange ratios indicated by these analyses:

	Implied Exchange Ratio
Period/Benchmark	Low	High
Between January 7, 2004 and January 7, 2005	1.55	1.94
Between January 10, 2005 and February 28, 2005	1.97	2.02
Equity Research Analysts’ Estimates, based on pre-announcement price targets	1.46	2.12
Equity Research Analysts’ Estimates, based on post-announcement expectations	1.90	2.10
Precedent Transactions, representative premia one day prior to announcement of transaction	1.96	2.22
Precedent Transactions, representative premia four weeks prior to announcement of transaction	1.76	2.05
Accretion/(Dilution) to News Corporation Fiscal Year 2005-2006 Earnings Per Share	2.10	2.12

Blackstone and Morgan Stanley noted that the exchange ratio proposed in the Offer of 2.04 was within or above all of these ranges, except for the ranges implied by the accretion/dilution analysis.

Blackstone and Morgan Stanley also calculated an adjusted implied exchange ratio based on the average exchange ratios determined by dividing the closing prices of the Class A Shares by the closing prices of shares of News Corporation Class A common stock over certain periods prior to January 10, 2005. Blackstone and Morgan Stanley calculated the median premium offered by the acquiror in certain precedent transactions to the exchange ratio of the target’s shares to the acquiror’s shares in such transactions over the same periods prior to the announcement of such transactions. Blackstone and Morgan Stanley then applied the premium to the applicable exchange ratio of the average exchange ratio of the Class A Shares to the shares of News Corporation Class A common stock over the same periods. This analysis indicated the following implied exchange ratios for Fox Class A Shares over the various periods observed, as compared to the exchange ratio of 2.04:

Date	Implied Exchange Ratio, as adjusted for median premium
January 7, 2005	2.16
One Week Prior to January 10, 2005	2.07
Four Weeks Prior to January 10, 2005	2.01
Three Months Prior to January 10, 2005	1.96
Six Months Prior to January 10, 2005	2.02

Historical Share Price Analysis

Blackstone and Morgan Stanley reviewed the historical price performance and trading volumes of Class A Shares for the 52-week period ending on January 7, 2005 and of shares of News Corporation Class A common stock for the same period. For this period, the low and high intra-day prices were $24.25 and $32.36 for the Class A Shares and the low and high intra-day prices were $14.57 and $18.88 for the shares of News Corporation Class A common stock.

Blackstone and Morgan Stanley also reviewed the respective recent stock price performances of Class A Shares and shares of News Corporation Class A common stock in comparison to the stock price performances of selected comparable companies, as well as to the S&P 500. Blackstone and Morgan Stanley observed the appreciation or depreciation in closing prices in the last 12 month period ending January 7, 2005 as shown below:

Company	Appreciation/(Depreciation) 1/07/04 to 1/07/05
Fox	8%
News Corporation	15%
The Walt Disney Company	10%
Time Warner Inc.	4%
Viacom, Inc.	(14)%
S&P 500	5%

The foregoing historical share price analysis was presented to the Special Committee to provide it with background information and perspective with respect to the relative historical share prices and share price performances of Fox and News Corporation. No company used in the share price performance analysis is identical to Fox or News Corporation because of differences in business mix, operations and other characteristics.

Equity Research Analysts’ Price Targets

Blackstone and Morgan Stanley reviewed the range of available price targets prepared and published by equity research analysts for Class A Shares and shares of News Corporation Class A common stock during the periods from October 11, 2004 and December 3, 2004 for Fox and from October 11, 2004 to December 21, 2004 for News Corporation. These equity research reports for Fox and News Corporation, respectively, represented the most recent equity research available to Blackstone and Morgan Stanley that had been published prior to January 10, 2005. For their purposes, Blackstone and Morgan Stanley did not use equity research analysis published after January 10, 2005. These price targets reflect each analyst’s estimate of the future public market trading price of Class A Shares or shares of News Corporation Class A common stock, as applicable, at the end of the relevant period considered for each estimate, and prior to January 10, 2005 and prior to the announcement by Fox and News Corporation, respectively, of their respective second quarter earnings for the fiscal year 2005.

	Absolute Value of Research Price Targets
	Low	High
Class A Shares	$30.50	$40.00
News Corporation Class A common stock	$17.45	$27.00

Applying a discount rate range of 10.5 – 11.5% cost of equity and assuming a 12-month period for these price targets, Blackstone and Morgan Stanley arrived at a range of present values for the per share price targets. The results of this analysis are set forth below:

	Present Value of Research Price Targets
	Low	High
Class A Shares	$27.35	$36.20
News Corporation Class A common stock	$15.65	$24.43

Blackstone and Morgan Stanley noted that the $33.95 price per Fox Class A Share, which was implied by the exchange ratio of 2.04 and the closing price of $16.64 per share of News Corporation Class A common stock on February 28, 2005, was within the analysts’ both absolute and present value ranges with respect to Fox Class A Share price targets. Blackstone and Morgan Stanley noted that the public market trading price targets published by the securities research analysts do not reflect current market trading prices and are subject to uncertainties, including the future financial performances of Fox and News Corporation, as applicable, and future financial market conditions.

Comparable Company Analysis

Blackstone and Morgan Stanley compared certain publicly available financial information of Fox with corresponding publicly available information for the following media conglomerates:

Comparable Diversified Media Conglomerates
The Walt Disney Company
Time Warner Inc.
Viacom, Inc.

For each of the comparable companies, Blackstone and Morgan Stanley calculated the following:

•	Aggregate Value, which is defined as market value of common equity plus debt, preferred stock and minority interest, less cash and the value of unconsolidated assets.

•	Aggregate Value / CY2005E EBITDA, which is defined as Aggregate Value as a multiple of calendar year 2005 estimated earnings before expenses for interest, taxes, depreciation and amortization, or EBITDA, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2005 estimates.

•	Equity Value / CY2005E FCF, which is defined as equity value as a multiple of calendar year estimated free cash flow, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2005 estimates.

•	Aggregate Value / CY2005E EBITDA / Growth, which is defined as Aggregate Value / CY2005E EBITDA as a multiple of calendar year 2005 to 2008 compound annual growth, divided by 100, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2005 through 2008 estimates.

•	Equity Value / CY2005E FCF / Growth, which is defined as Equity Value / CY2005E FCF as a multiple of calendar year 2005 to 2008 compound annual growth, divided by 100, based upon publicly available information, including reports of equity research analysts and using the median of the analysts’ calendar year 2005 through 2008 estimates.

Blackstone and Morgan Stanley calculated implied equity values per Class A Share and News Corporation Class A common stock by applying Aggregate Value / CY2005E EBITDA multiples ranging from 9.5x to 11.5x to Fox’s and News Corporation’s calendar year 2005 estimated EBITDA, based on the median of equity research analysts, and to Fox’s and News Corporation’s 2005 budgeted EBITDA as adjusted to take into account discussions with management, announced earnings, and publicly disclosed equity research projections (the “Adjusted Budget”) for each of Fox and News Corporation, respectively. The following table presents the ranges of equity values per common share implied by this analysis:

	Implied Equity Value Per Class A Share
	Low	High
CY2005E EBITDA Multiple Analysis, based on median of equity research analysts	$33.38	$39.60
CY2005E EBITDA Multiple Analysis, as adjusted pursuant to the Adjusted Budget	$33.78	$40.08

	Implied Equity Value Per Share of News Corporation Class A Common Stock
	Low	High
CY2005E EBITDA Multiple Analysis, based on median of equity research analysts	$17.01	$20.05
CY2005E EBITDA Multiple Analysis, as adjusted pursuant to the Adjusted Budget	$17.81	$21.03

Blackstone and Morgan Stanley noted that the $33.95 price per Fox Class A Share, which was implied by the exchange ratio of 2.04 and the closing price of $16.64 per share of News Corporation Class A common stock on February 28, 2005, was within the ranges with respect to Fox Class A Shares.

Blackstone and Morgan Stanley also calculated implied Equity Values per Class A Share by applying Equity Value / CY2005E FCF multiples ranging from 22.0x – 25.0x to Fox’s calendar year 2005 estimated free cash flow, based on the median of equity research analysts’ estimates. The following table presents the ranges of equity values per common share implied by this analysis:

	Implied Equity Value Per Class A Share
	Low	High
CY2005E FCF Multiple Analysis, based on median of equity research analysts	$30.16	$34.27

Blackstone and Morgan Stanley noted that the $33.95 price per Fox Class A Share, which was implied by the exchange ratio of 2.04 and the closing price of $16.64 per share of News Corporation Class A common stock on February 28, 2005, was within this range.

Blackstone and Morgan Stanley then calculated implied equity values per Class A Share by applying Aggregate Value / CY2005E EBITDA / Growth multiples ranging from 1.2x – 1.3x to the product of 100, Fox’s calendar year 2005 estimated EBITDA, and Fox’s estimated compound annual EBITDA growth for calendar years 2005 – 2008, based on the median equity research analysts’ estimates, and Equity Value / CY2005E FCF / Growth multiples ranging from 2.0x to 2.2x to the product of 100, Fox’s calendar year 2005 estimated free cash flow, and Fox’s estimated compound annual free cash flow growth for calendar years 2005 – 2008, based on median equity research analysts’ estimates. The following table presents the ranges of equity values per share implied by these analyses:

	Implied Equity Value Per Class A Share
	Low	High
CY2005E EBITDA/Growth Multiple Analysis, based on median of equity research analysts	$36.08	$38.77
CY2005E FCF/Growth Multiple Analysis, based on median of equity research analysts	$39.90	$43.89

Blackstone and Morgan Stanley noted that the $33.95 price per Fox Class A Share, which was implied by the exchange ratio of 2.04 and the closing price of $16.64 per share of News Corporation Class A common stock on February 28, 2005, was below these ranges.

No company used in the comparable company analysis is identical to Fox or News Corporation because of differences between the business mix, operations and other characteristics of Fox and News Corporation and the comparable companies. In evaluating the comparable companies, Blackstone and Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Fox and News Corporation, such as the impact of currency exchange rates, competition on the business of Fox and News Corporation as well as on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Fox or News Corporation or the industry or in the markets generally.

Discounted Cash Flow Analysis

Blackstone and Morgan Stanley performed a discounted cash flow analysis of the projected unlevered free cash flows of Fox and News Corporation, respectively. This analysis was based on the Adjusted Budget, projected forward using certain assumptions for the period beginning June 30, 2006 and ending June 30, 2010 based on Morgan Stanley equity research estimates.

Blackstone and Morgan Stanley calculated implied equity values per Class A Share and News Corporation common stock by using discount rates ranging from 8.5% to 10.5% and terminal value multiples of estimated fiscal year 2011 EBITDA ranging from 9.0x to 11.0x for both Fox and News Corporation, which implied free cash flow perpetuity growth rates of 3.9%-4.8% for Fox and 3.4%-4.1% for News Corporation. The following table presents the ranges of implied equity values per Class A Share and per share of News Corporation Class A common stock implied by this analysis:

	Implied Equity Value Per Share
	Low	High
Class A Shares	$32.73	$40.80
News Corporation Class A common stock	$19.43	$24.17

Blackstone and Morgan Stanley noted that the $33.95 price per Fox Class A Share, which was implied by the exchange ratio of 2.04 and the closing price of $16.64 per share of News Corporation Class A common stock on February 28, 2005, was within the range for Class A Shares.

The discount rates used in the discounted cash flow analyses of Fox and News Corporation reflect Fox’s and News Corporation’s weighted average cost of capital, respectively. The weighted average cost of capital represents the estimated cost of capital for Fox and News Corporation, respectively, based on the relative proportion of debt, preferred equity and common equity employed by a peer group of Fox and News Corporation, respectively. The terminal EBITDA multiple range used in the discounted cash flow analyses was based on a review of the trading multiples for, and the business position of, Fox, News Corporation and other comparable companies, as well as a review of implied perpetuity growth rates.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions including growth rates, terminal multiples, discount rates and currency exchange rates.

The valuation stated above is not necessarily indicative of Fox’s or News Corporation’s respective actual, present or future value or results, which may be more or less favorable than suggested by this type of analysis.

Sum-of-the-Parts Analysis

Blackstone and Morgan Stanley performed an analysis of Fox as the sum of its constituent business units and performed financial analyses on the assets represented by the following Fox business units:

•	Television (assuming $0 value for the Fox Broadcasting Company)

•	Cable Networks

•	Filmed Entertainment

•	DirecTV

•	Other Non-Public Unconsolidated Assets

Blackstone and Morgan Stanley also performed an analysis of News Corporation as the sum of its constituent businesses units and performed financial analyses on the assets represented by the following News Corporation business units:

•	Fox (using the value implied by the sum of its constituent units, excluding the value of DirecTV and Other Non-Public Unconsolidated Assets)

•	Sky Italia

•	StarTV

•	Newspapers

•	Magazines and Inserts

•	HarperCollins

•	NDS

•	Other Consolidated Assets (including Balkan Channel and News Outdoor)

•	Overhead

•	DirecTV

•	BSkyB

•	Gemstar

•	Other Public Unconsolidated Assets

•	Other Non-Public Unconsolidated Assets

This analysis was performed to determine an implied valuation range for the Class A Shares and the shares of News Corporation Class A common stock, respectively.

Blackstone and Morgan Stanley reviewed various publicly available financial, operating and stock market information, as well as the Adjusted Budget, for the individual Fox and News Corporation businesses. Based on this data, Blackstone and Morgan Stanley estimated implied value ranges for each constituent business unit by applying analyses as appropriate for the individual business segments, including analyses based on discounted cash flow analysis, sum-of-the-parts, publicly-traded comparables, multiples to calendarized 2005 estimated EBITDA based on the Adjusted Budget, values detailed in publicly available research reports, and public market values. The multiples and discount rates for the various assets used in the sum-of-the-parts analysis were arrived at after a review of publicly-traded companies and equity research valuations of companies or business units of companies with a similar operating profile to the respective Fox and News Corporation assets. Market position, growth prospects, profitability and equity research analysts’ valuations were a few of the many factors used in comparing the Fox and News Corporation assets to the publicly traded comparables.

This analysis yielded an implied valuation range of $38.74 to $46.62 per Class A Share and of $20.44 to $24.79 per share of News Corporation Class A common stock.

Precedent Transaction Analysis

Blackstone and Morgan Stanley reviewed publicly available information with respect to selected minority buy-back transactions. The transactions reviewed included certain completed transactions from 1995 to present involving 100% stock consideration with aggregate transaction values in excess of $500 million. For each transaction, Blackstone and Morgan Stanley analyzed, as of the closing date, the premium offered by the acquiror to the historical exchange ratio of the target’s shares to the acquiror’s shares one day prior to the announcement of the transaction. The range of final premia was 10.7% to 54.6%, with a median of 21.9%. The foregoing precedent transaction 100% stock minority buy-back analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Fox merger.

For such precedent transactions, Blackstone and Morgan Stanley also analyzed the final premium offered by the acquiror to the average exchange ratio of the target’s shares to the acquiror’s shares one week prior to the announcement of the transaction, four weeks prior to the announcement of the transaction, three months prior to the announcement of the transaction and six months prior to the transaction. The median final premia were 20.8% one week prior, 17.4% four weeks prior, 12.7% three months prior, and 15.8% six months prior, as compared to premia of 19.2%, 19.4%, 17.4% and 17.0%, respectively, for such periods implied by the exchange ratio in the Offer.

No company or transaction utilized in the analysis of selected precedent transactions is identical to Fox, News Corporation or this transaction. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the Merger or the selected transactions to which it is being compared.

General

The summary set forth above does not purport to be a complete description of all the analyses performed by Blackstone and Morgan Stanley. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and is not necessarily susceptible to a partial analysis or summary description. In arriving at their respective opinions, Blackstone and Morgan Stanley considered the results of all of the analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by either financial advisor. The summary provided and the analyses described above must be considered as a whole, and selecting any portion of Blackstone’s and Morgan Stanley’s analyses, without considering all analyses, would create an incomplete view of the process underlying Blackstone’s and Morgan Stanley’s respective opinions. In addition, Blackstone and Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Blackstone’s or Morgan Stanley’s view of the actual value of Fox or News Corporation.

In performing their analysis, Blackstone and Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Fox and News Corporation. Any estimates contained in the analyses performed by Blackstone and Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such estimates. The analyses performed were prepared solely as part of Blackstone’s and Morgan Stanley’s analysis of the fairness from a financial point of view to the holders of the Class A Shares (other than News Corporation and its affiliates) of the exchange ratio pursuant to the Offer and were conducted in connection with the delivery by Blackstone and Morgan Stanley of their respective opinions, dated March 2, 2005, to the Special Committee. Blackstone’s and Morgan Stanley’s analyses do not purport to be appraisals or to reflect the prices at which shares of the Class A Shares or shares of News Corporation Class A common stock might actually trade.

The exchange ratio pursuant to the Offer was determined through negotiations between News Corporation and the Special Committee, and the Special Committee recommended that holders of the Class A Shares (other than News Corporation and its affiliates) tender their Class A Shares into the Offer. Blackstone’s and Morgan Stanley’s respective opinions to the Special Committee were two of the factors taken into consideration by the Special Committee in making its recommendation to holders of the Class A Shares (other than News Corporation and its affiliates) to tender their Class A Shares into the Offer.

For more information regarding the relationship between Fox and Blackstone and Fox and Morgan Stanley, please refer to “Item 5. Persons/Assets Retained, Employed, Compensated or Used.”

Intent to Tender

To the best of Fox’s knowledge and except as set forth below, each of Fox’s executive officers, directors, affiliates and subsidiaries currently intends to not tender Class A Shares held of record or beneficially by such person. These persons intend to exchange their shares in the Merger if the Offer is consummated. According to the Offer to Purchase, News Corporation intends to cause its indirect wholly owned subsidiary FEG Holdings, Inc. to tender all Class A Shares held by it. Christos Cotsakos has informed Fox that he intends to tender Class A Shares owned by him in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Blackstone and Morgan Stanley are acting as the Special Committee’s financial advisors in connection with the Offer. Pursuant to the terms of their engagement, Fox has agreed to pay Blackstone and Morgan Stanley for their respective financial advisory services a fee of $2,500,000 each. These fees consist of:

•	a $1,000,000 advisory fee for each firm that was paid by Fox upon its engagement as a financial advisor;

•	an opinion fee of $1,000,000 for each firm payable by Fox when such financial advisor, at the request of the Special Committee, rendered to the Special Committee an opinion with regard to the inadequacy, or fairness, from a financial point of view, of the consideration to be received pursuant to the Offer; and

•	a transaction fee of $1,500,000 (which amount will be reduced by the $1,000,000 opinion fee) for each firm payable by Fox upon the earliest of (i) News Corporation consummating an acquisition of a majority of the Class A Shares not currently owned or controlled by it and its affiliates, (ii) News Corporation publicly announcing its decision to abandon the Offer and (iii) July 24, 2005.

In addition, Fox has agreed to reimburse both Blackstone and Morgan Stanley for their reasonable expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent. Fox also has agreed to indemnify both Blackstone and Morgan Stanley against certain liabilities, including liabilities arising under the federal securities laws.

Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt or equity securities or senior loans of Fox and News Corporation or any other company that may be involved in the transaction for its own accounts or for the accounts or its customers and, accordingly, may at any time hold long or short positions in such securities. Prior to its engagement, Blackstone had not provided any advisory services to Fox, News Corporation or any of their respective affiliates in connection with any strategic transaction and had not managed any financing transactions for either Fox or News Corporation. Prior to its engagement, Morgan Stanley has not provided any advisory services to Fox, News Corporation or any of their respective affiliates in connection with any strategic transaction since 1994, and had not managed any financing transactions for either Fox or News Corporation, since November 1999 other than an engagement by the Directv Group Inc., a company of which Fox owns approximately 34% of the common stock, for the sale of certain assets of the DIRECTV Group Inc. in 2004 and one block trade for News Corporation with respect to News Corporation’s 8.13% interest in SKY Perfect Communications, Inc. in August 2003.

Certain officers and employees of Fox may render services in connection with the Offer but they will not receive any additional compensation for such services.

Neither Fox nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Fox on its behalf with respect to the Offer. Fox has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, Fox stockholders should not rely on any other information.

Item 6. Interest in Securities of Subject Company.

Except as set forth in Item 3 or disclosed in this Statement or the annexes and exhibits to this Statement, to the best of Fox’s knowledge, no transactions in Class A Shares have been effected during the past 60 days by Fox, or any executive officer, director, affiliate or subsidiary of Fox or any pension, profit-sharing or similar plan of Fox or its affiliates.

Item 7. Purpose of the Transaction, Plans or Proposals.

Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the best of Fox’s knowledge, no negotiation is being undertaken or engaged in by Fox that relates to or would result in (i) a tender offer or other acquisition of Class A Shares by News Corporation, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Fox or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Fox or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Fox. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the best of Fox’s knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Merger

Under Section 253 of the DGCL, if News Corporation acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Class A Shares (including through a conversion of News Corporation’s Class B Shares into Class A Shares), News Corporation will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of Fox, in a short form merger. The Offer to Purchase contains information on the short form merger (under the headings “Purpose of the Offer”, “Exchange of Shares in the Offer; The Subsequent Merger” and “Appraisal Rights”). According to the Offer to Purchase, if the Offer is completed, News Corporation could consummate the Merger without an additional vote of Fox’s common stockholders. According to the Offer to Purchase, News Corporation will consummate the Merger as soon as practicable after the Offer is completed, unless News Corporation is prevented from doing so by a court or other legal requirement. According to the Offer to Purchase, the minimum tender condition is a non-waivable condition. If, however, News Corporation does not acquire a majority of the minority Class A Shares through the Offer or otherwise does not complete the Offer, under Section 251 of the DGCL, a vote of the stockholders of Fox would be required to adopt and approve a merger agreement, if any, with News Corporation. In that event, Fox would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Fox would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

Appraisal Rights

No appraisal rights are available in connection with the Offer. According to the Offer to Purchase, however, Fox stockholders who do not tender pursuant to the Offer and have not accepted the consideration offered in the Merger prior to the effective time of the Merger do have appraisal rights in connection with the Merger under Delaware law. Fox stockholders at the time of the Merger will have the right to dissent and demand appraisal of their Fox shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their Fox shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL, which contains the Delaware appraisal statute. If a stockholder fails to take any action required by Delaware law, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Purchase under the heading “The Offer; Appraisal Rights” and in Annex C of the Offer to Purchase.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, holders of the Class A Shares will receive additional information concerning their appraisal rights and the procedures to be followed in order to perfect them before any action has to be taken in connection with those rights.

Certain Legal and Regulatory Matters

Except as set forth in this Statement and the annexes and exhibits to this Statement, Fox is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for News Corporation’s acquisition or ownership of Class A Shares. News Corporation has stated that it intends to make all required filings under the Securities Act and the Securities Exchange Act.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, News Corporation has not attempted to comply with state takeover statutes in connection with the Offer. According to the Offer to Purchase, News Corporation is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer, and it is not determined by an appropriate court that any such statute does not apply or are invalid as applied to the Offer, as applicable, News Corporation may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, News Corporation might be unable to accept for purchase, or pay for, Class A Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, News Corporation may not be obligated to accept for purchase, or pay for, any Class A Shares tendered.

Stockholder Litigation

Fox is aware of 17 class action complaints concerning the tender offer that have been filed in the Court of Chancery of Delaware, New Castle County (one of which was voluntarily dismissed on January 19, 2005), two in the Supreme Court of New York, New York County and one in the U.S. District Court for the Southern District of New York against News Corporation and certain of its affiliates, Fox, and certain officers and directors of Fox.

Plaintiffs in these complaints sought, among other relief, class action status, a declaration that the defendants have breached their fiduciary duties, injunctive relief against completing the tender offer, rescission if the offer is consummated, unspecified monetary damages and the payment of attorney’s fees. Although the specific allegations in the complaints vary, collectively the complaints allege, among other things, that:

•	the defendants breached their fiduciary duties in connection with the tender offer;

•	the tender offer seeks to acquire the Class A Shares at an unfair price at a time that disadvantages the public stockholders;

•	the public filings made with the SEC in connection with the tender offer contain incomplete, inadequate or materially misleading information; and

•	one or both members of the Special Committee are not disinterested and independent.

On February 7, 2005, the Court of Chancery of the State of Delaware entered an order that, among other things, consolidated the Delaware actions, designated the amended class action complaint filed by certain plaintiffs in connection therewith on January 27, 2005, as the operative complaint in the consolidated action and captioned the action as In re Fox Entertainment Group, Inc., Shareholders Litigation, Consolidated C.A. No. 1033-N. The Court of Chancery granted plaintiffs’ motion for expedited proceedings in the consolidated Delaware actions and scheduled a hearing on their motion for a preliminary injunction. Defendants produced thousands of pages of documents and the parties scheduled depositions. Thereafter, the parties to the litigation engaged in arms’-length negotiations.

On March 2, 2005, the parties to the actions filed in the Court of Chancery of Delaware, New Castle County, the Supreme Court of New York, New York County, and the U.S. District Court for the Southern District of New York entered into a memorandum of understanding whereby the parties agreed to a settlement of the aforementioned actions, subject to, among other things, negotiation of final settlement documentation, confirmatory discovery by the plaintiffs, court approval of the settlement, and dismissal with prejudice of the litigation.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although Fox believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in Fox’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Letter dated January 10, 2005 from K. Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation and Fox Entertainment Group, Inc., the board of directors of Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 99.1 to Fox Entertainment Group, Inc.’s Current Report on Form 8-K filed January 10, 2005)

(a)(2)	Press release issued January 10, 2005 by News Corporation*

(a)(3)	Letter to Stockholders of Fox Entertainment Group, Inc. from the Special Committee dated January 24, 2005*

(a)(4)	Certificate of Incorporation of Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 3.1 to Fox Entertainment Group, Inc.’s Quarterly Report on Form 10-Q filed December 22, 1998)

(a)(5)	Bylaws of Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 3.2 to Fox Entertainment Group, Inc.’s Quarterly Report on Form 10-Q filed December 22, 1998)

(a)(6)	Prospectus of News Corporation dated January 10, 2005 (incorporated by reference to Registration Statement on Form S-4 filed by News Corporation on January 10, 2005 and as amended through March 4, 2005)

(a)(7)	Form of Letter of Transmittal dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(8)	Form of Notice of Guaranteed Delivery dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(10)	Form of Letter to Clients dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(11)	Complaint of Janice Allen against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(12)	Complaint of John Mascarenhas against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(13)	Complaint of Royi Shemesh, et. al. against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(14)	Complaint of Jean Striffler against FEG Holdings, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

Exhibit No.	Description
(a)(15)	Complaint of Howard Vogel Retirement Plan, on behalf of itself and all others similarly situated, against Peter J. Powers, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(16)	Complaint of Bruce Doniger, U/G/M/A Nicole Doniger, against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(17)	Complaint of Charles Blackman against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(18)	Complaint of Paul Engel and Fred T. Isquith against K. Rupert Murdoch, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005*

(a)(19)	Complaint of Janet Fishbone against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 11, 2005*

(a)(20)	Complaint of Eleanore A. Kennel against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 12, 2005*

(a)(21)	Complaint of Gordon H. Millner and Karen M. Millner against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 12, 2005*

(a)(22)	Complaint of Pipefitters Locals 522 & 633 Pension Trust Fund, against Fox Entertainment Group, Inc. et. al. filed in the Court of Chancery in the State of Delaware on January 13, 2005*

(a)(23)	Complaint of Audrey Molinari against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 18, 2005*

(a)(24)	Complaint of Seaview Services, LLC against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 18, 2005*

(a)(25)	Complaint of New Jersey Building Laborers’ Pension Fund and New Jersey Building Laborers’ Annuity Fund, on behalf of themselves and all others similarly situated, against Peter J. Powers, et. al. filed in the Court of Chancery in the State of Delaware on January 19, 2005*

(a)(26)	Complaint of Teachers’ Retirement System of Louisiana, on behalf of itself and all others similarly situated, against Peter J. Powers, et. al. filed in the Court of Chancery in the State of Delaware on January 19, 2005*

(a)(27)	Complaint of William Shrank against K. Rupert Murdoch, et. al. filed in the Supreme Court in the State of New York on January 10, 2005*

(a)(28)	Complaint of Green Meadows Partners, LLP against Fox Entertainment Group, Inc., et. al. filed in the Supreme Court of New York on January 18, 2005*

(a)(29)	Complaint of the Dekalb County Pension Fund against K. Rupert Murdoch, et al. filed in the Chancery Court of the State of Delaware on January 21, 2005*

(a)(30)	Resolution of the board of directors of Fox Entertainment Group, Inc. dated January 10, 2005 establishing the Special Committee*

(a)(31)	Press release of News Corporation announcing the extension of the exchange offer for all outstanding shares of Fox Class A common stock, dated January 27, 2005*

(a)(32)	Press release of Fox Entertainment Group, Inc. announcing its financial results for the quarter ended December 31, 2004, dated February 2, 2005 (incorporated by reference to Exhibit 99.1 to Fox Entertainment Group, Inc.’s Form 8-K filed on February 2, 2005)

(a)(33)	Press release of News Corporation announcing its financial results for the quarter ended December 31, 2004, dated February 2, 2005 (incorporated by reference to Exhibit 99.1 to News Corporation’s Form 8-K filed on February 2, 2005)

Exhibit No.	Description
(a)(34)	Transcript of the conference call held by News Corporation and Fox Entertainment Group, Inc. on February 2, 2005 (incorporated by reference to Exhibit 99.1 to News Corporation’s Form 8-K filed on February 3, 2005)

(a)(35)	Press release of News Corporation announcing the extension of the exchange offer for all outstanding shares of Fox Class A common stock, dated February 7, 2005 (incorporated by reference to Exhibit 99.1 to News Corporation’s Current Report on Form 8-K filed February 8, 2005)

(a)(36)	Amended Complaint, In Re Fox Entertainment Group, Inc. Shareholder Litigation, filed in the Court of Chancery in the State of Delaware on January 27, 2005 (incorporated by reference to Amendment No. 5 to Tender Offer Statement on Schedule TO filed by News Corporation on February 8, 2005)

(a)(37)	Complaint of Gary Kosseff against Fox Entertainment Group, Inc., et. al. filed in the United States District Court for the Southern District of New York on February 8, 2005*

(a)(38)	Amended Complaint of Gary Kosseff against Fox Entertainment Group, Inc., et. al. filed in the United States District Court for the Southern District of New York on February 24, 2005

(a)(39)	Press release issued by News Corporation on March 3, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation’s Form 8-K filed on March 3, 2005)

(a)(40)	Opinion of The Blackstone Group, L.P., dated as of March 2, 2005 (attached hereto as Annex 2)

(a)(41)	Opinion of Morgan Stanley & Co. Incorporated, dated as of March 2, 2005 (attached hereto as Annex 3)

(a)(42)	Letter to Stockholders of Fox Entertainment Group, Inc., from the Special Committee dated March 7, 2005

(a)(43)	Prospectus Supplement of News Corporation dated March 4, 2005 (incorporated by reference to Form 424(b)(5) filed by News Corporation on March 4, 2005)

(a)(44)	Form of Letter of Transmittal dated March 4, 2005 (incorporated by reference to Schedule TO/A filed by News Corporation on March 4, 2005)

(a)(45)	Form of Notice of Guaranteed Delivery dated March 4, 2005 (incorporated by reference to Schedule TO/A filed by News Corporation on March 4, 2005)

(a)(46)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 4, 2005 (incorporated by reference to Schedule TO/A filed by News Corporation on March 4, 2005)

(a)(47)	Form of Letter to Clients dated March 4, 2005 (incorporated by reference to Schedule TO/A filed by News Corporation on March 4, 2005)

(e)(1)	Pages 2-4 of the Annual Proxy Statement of Fox filed on Schedule 14A with the SEC on October 19, 2004 (the “2004 Proxy Statement”) under the heading “Election of Directors—Biographical Information”*

(e)(2)	Pages 6-7 of the 2004 Proxy Statement under the headings “Executive Officers and Senior Executives of the Company”*

(e)(3)	Form of Master Intercompany Agreement dated November , 1998 between The News Corporation Limited and Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 10.29 to Fox Entertainment Group, Inc.’s Form S-1/A filed on November 04, 1998)

Exhibit No.	Description
(e)(4)	Form of Tax Sharing Agreement dated November , 1998 between News Publishing Australia Limited, Fox Entertainment Group, Inc., Fox Television Holdings, Inc., the Subsidiaries of Fox Entertainment Group, Inc., the Subsidiaries of News Publishing Australia Limited, and the Subsidiaries of Fox Television Holdings, Inc. (incorporated by reference to Exhibit 10.29 to Fox Entertainment Group, Inc.’s Form S-1/A filed on November 04, 1998)

(e)(5)	$2,000,000,000 Promissory Note dated December 22, 2003 between Fox Entertainment Group, Inc. and FEG Holdings, Inc. (incorporated by reference to Exhibit 10.2 to Fox Entertainment Group, Inc.’s Form 8-K filed on December 29, 2003)

(e)(6)	$2,500,000,000 Promissory Note dated December 22, 2003 between Fox Entertainment Group, Inc. and FEG Holdings, Inc. (incorporated by reference to Exhibit 10.3 to Fox Entertainment Group, Inc.’s Form 8-K filed on December 29, 2003)

(e)(7)	$1,750,000,000 Five Year Credit Agreement dated June 27, 2003 between News America Incorporated (as Borrower), Fox Entertainment Group, Inc. (as Guarantor), Citibank, N.A., JPMorgan Chase Bank, Bank of America, N.A., BNP Paribas, HSBC Bank USA, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.1 to Fox Entertainment Group, Inc.’s Form 10-K filed on September 25, 2003)

(e)(8)	Indenture, dated as of March 21, 2003 among News America Incorporated, The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., HarperCollins Publishers Inc., HarperCollins (UK), New America Marketing FSI, Inc., News International plc, News Limited, News Publishing Australia Limited, News Securities B.V. and Newscorp Investments and The Bank of New York (incorporated by reference to Exhibit 4.1 to News Holdings Ltd’s Form F-3/A filed on August 19, 2003)

(e)(9)	First Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Fox Entertainment Group, Inc’s Form S-3/A filed on January 11, 2005)

(e)(10)	Second Supplemental Indenture, dated as of November 12, 2004 by and among News America Incorporated, News Corporation, News Holdings Limited (formerly known as The News Corporation Limited), the other Guarantors named therein and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Fox Entertainment Group, Inc’s Form S-3 filed on November 24, 2004)

(e)(11)	Restated Employment Agreement, dated as of January 1, 2005 by and between News America Incorporated (successor to News America Publishing Incorporated and formerly known as News America Holdings Incorporated) and Arthur M. Siskind (incorporated by reference to Exhibit 4.2 to Fox Entertainment Group, Inc.’s Form S-3/A filed on January 11, 2005)

(e)(12)	Amended and Restated Employment Agreement, dated as of August 1, 2004, by and between News America Incorporated and Peter Chernin (incorporated by reference to Exhibit 10.11 to News Corporation’s Form 8-K filed on November 24, 2004)

(e)(13)	Certificate of Incorporation of Fox (incorporated by reference to Exhibit 3.1 to Fox Entertainment Group, Inc.’s Form 10-K filed on September 10, 2004)

(g)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOX ENTERTAINMENT GROUP, INC.

By:	/s/ CHRISTOS M. COTSAKOS
Name:	Christos M. Cotsakos
Title:	Director and Member of the Special Committee*

Dated: March 7, 2005

*—Evidence of authority to sign on behalf of Fox Entertainment Group, Inc. is filed as an exhibit

Annex 1

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER AND CERTAIN ARRANGEMENTS BETWEEN FOX AND NEWS CORPORATION

In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of News Corporation and its affiliates, and certain officers and directors of Fox and its affiliates, have interests in the Offer and the Merger which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer.

According to the Offer to Purchase:

•	Peter J. Powers, one of the non-executive directors of Fox and a member of the Special Committee, also serves as a non-executive director of NDS Group plc, another majority-owned subsidiary of News Corporation.

•	Certain of Fox’s executive officers and directors are also current or former executive officers or directors of Fox. These executive officers and directors include K. Rupert Murdoch, Peter Chernin, Arthur M. Siskind, Lachlan K. Murdoch, David F. DeVoe, Lawrence A. Jacobs and John P. Nallen. The executive officers of Fox are all executive officers of News Corporation and, for the fiscal year ended June 30, 2004, no amount of compensation was paid or accrued by Fox for the account of these individuals in respect of their services as executive officers of Fox. In addition, no amount of compensation was paid or accrued by Fox to News Corporation in respect of the services of the Fox executive officers. The Fox executive officers, however, did receive compensation from News Corporation during this period for their services as News Corporation executive officers.

•	K. Rupert Murdoch serves as News Corporation’s Chairman of the Board and Chief Executive Officer and also as the Chairman of the Board and Chief Executive Officer of Fox.

•	Peter Chernin is News Corporation’s President and Chief Operating Officer and serves on News Corporation’s board of directors, as well as the Fox board of directors. Mr. Chernin is also the President and Chief Operating Officer of Fox.

•	Arthur M. Siskind serves as Senior Advisor to the Chairman of News Corporation and serves on News Corporation’s board of directors, as well as the Fox board of directors.

•	Lachlan K. Murdoch is Deputy Chief Operating Officer of News Corporation and serves on News Corporation’s board. Mr. Murdoch also serves as Chairman of Fox Television Stations and is a member of the Fox board of directors.

•	David F. DeVoe is a director, Senior Executive Vice President and Chief Financial Officer of News Corporation. Mr. DeVoe is also Senior Executive Vice President and Chief Financial Officer of Fox, as well as a member of the Fox board of directors.

•	Lawrence A. Jacobs is a Senior Executive Vice President and Group General Counsel of News Corporation. Mr. Jacobs is also Senior Executive Vice President and General Counsel of Fox.

•	John P. Nallen is an Executive Vice President and Deputy Chief Financial Officer of News Corporation. Mr. Nallen is also Senior Vice President of Fox.

Annex B of the Offer to Purchase contains information concerning the interests of Fox’s board members and executive officers under the heading “Interests of News Corporation, Fox Acquisition Corp and the Directors, Executive Officers and Affiliates of News Corporation and Fox in Shares of Fox Class A Common Stock,” which information is hereby incorporated by reference herein. The information incorporated by reference is considered part of this Statement, except any information superseded by information directly in this Statement.

According to the Offer to Purchase, the directors and executive officers of News Corporation and Fox, as a group, own less than one percent of the outstanding shares of Fox common stock. According to the Offer to

Purchase, as a result of Mr. K. Rupert Murdoch’s ability to appoint certain members of the boards of directors of the two corporate trustees of AE Harris Trust, which beneficially owns 3.1% of News Corporation Class A common stock and 28.5% of News Corporation Class B common stock, Mr. K. Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by AE Harris Trust. According to the Offer to Purchase, Mr. K. Rupert Murdoch further beneficially owns an additional 0.8% of News Corporation Class A common stock and 1.0% of News Corporation Class B common stock. Thus, according to the Offer to Purchase, Mr. K. Rupert Murdoch may be deemed to beneficially own in the aggregate 29.5% of News Corporation Class B common stock and 3.9% of News Corporation Class A common stock.

The following table sets forth the interests held by News Corporation and Fox Acquisition Corp and their respective directors and, to the best of Fox’s knowledge, executive officers in the shares of Fox Class A common stock, as of January 10, 2005, as well as, to the best of Fox’s knowledge, the interests held by the executive officers and directors of Fox. Unless otherwise indicated, neither News Corporation, Fox Acquisition Corp nor Fox has and, to the best of Fox’s knowledge, none of the directors or executive officers of News Corporation, Fox Acquisition Corp or Fox has bought or sold any shares of Fox Class A common stock within the past 60 days. Other than News Corporation, the persons named below own only Fox Class A common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
News Corporation[1]	252,159,080[2]	59.1%
Fox Acquisition Corp	0	0%
K. Rupert Murdoch[3]	5,000	*
Peter L. Barnes	0	0%
Chase Carey	0	0%
Peter Chernin	4,444	*
Kenneth E. Cowley AO	0	0%
David F. DeVoe	4,000	*
Viet Dinh	0	0%
Roderick I. Eddington	0	0%
Andrew S.B. Knight	0	0%
Lachlan K. Murdoch	0	0%
Thomas J. Perkins	0	0%
Stanley S. Shuman	0	0%
Arthur M. Siskind	4,000	*
John L. Thornton	0	0%
Lawrence A. Jacobs	0	0%
Christos M. Cotsakos	1,000	*
John P. Nallen	0	0%
Peter J. Powers	0	0%
Directors and officers of Fox Acquisition Corp as a group (6 persons)	13,444	*
All Directors and Executive Officers as a group (18 persons)	18,444	*

[1]	Such shares are held by FEG Holdings, Inc., an indirect wholly-owned subsidiary of News Corporation. The principal executive offices of News Corporation are located at 1211 Avenue of the Americas, New York, New York 10036.
[2]	News Corporation also holds 547,500,000 shares of Fox Class B Common Stock. The shares of Class B Common Stock are convertible on a 1:1 basis at the option of the holder into shares of Class A Common Stock.
[3]	Mr. Murdoch owns voting preferred stock representing 76% of the voting power of Fox’s subsidiary, Fox Television Holdings, Inc.
*	Less than one percent.

Annex 1, Page 2

The Offer to Purchase also contains information regarding the relationships of Fox with News Corporation under the heading “Relationships with Fox,” which information is hereby incorporated by reference herein.

The description below is qualified in its entirety by reference to the specific provisions of the documents described below that have been filed with the SEC, which provisions are incorporated by reference herein. Copies of those documents have been filed with the SEC.

Business Relationships

According to the Offer to Purchase, News Corporation and its subsidiaries have, in the past, engaged in a broad range of relationships with Fox and its subsidiaries. These relationships have included the purchase by programming platforms owned, in whole or in part, by News Corporation of programming created or owned by Fox; the purchase by Fox of television and movie rights related to books published by HarperCollins Publishers Inc. or other News Corporation publications; the purchase of advertising in free-standing inserts or other publications of News Corporation; and the purchase of certain television broadcasting equipment services from News Corporation. Fox and News Corporation believe that the terms and conditions of all these arrangements are fair and reasonable.

Master Intercompany and Other Agreements

According to the Offer to Purchase, for purposes of governing certain on-going relationships between News Corporation and Fox, the parties have entered into various agreements and relationships, including those described below. The agreements described below were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arm’s-length negotiations between independent parties. There can be no assurance, therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof have been or will be effected on terms at least as favorable to the Fox as could have been obtained from unaffiliated third parties. The following descriptions summarize all material terms of these agreements.

Master Intercompany Agreement

According to the Offer to Purchase, News Corporation and Fox have entered into a master intercompany agreement which provides, among other things, for certain agreements governing their relationship. The consideration for each of the services and other arrangements set forth in the master intercompany agreement has been mutually agreed upon between News Corporation and Fox based upon allocated costs, provided that all such consideration and any material arrangements are subject to the approval of the respective Audit Committees of News Corporation’s and Fox’s boards of directors. For the fiscal year ended June 30, 2004, no amount was paid or accrued by Fox to or for the account of News Corporation for services under the master intercompany agreement other than the amounts set forth under “Cash Management and Financing.”

Cash Management and Financing

According to the Offer to Purchase, pursuant to the master intercompany agreement, Fox may utilize the worldwide treasury and cash management function, including the use of bank overdraft facilities, of News Corporation and its subsidiaries, subject to certain limitations. In addition, Fox’s cash balances are available to News Corporation and its subsidiaries. From November 11, 1998, interest on outstanding intercompany balances (see “Intercompany Debt” below) has been charged at commercial market rates not exceeding News Corporation’s average cost of borrowings as set forth in the master intercompany agreement. At June 30, 2004, the intercompany interest rate approximated 8%. Fox and News Corporation further agreed that intercompany cash balances shall be payable on June 30, 2008, or such later date as the Fox and News Corporation agree.

Annex 1, Page 3

Executive Officer Services

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation or its subsidiaries will make available to Fox the services of Messrs. K. Rupert Murdoch, Fox’s Chairman and Chief Executive Officer; Peter Chernin, Fox’s President and Chief Operating Officer; David F. DeVoe, Fox’s Senior Executive Vice President and Chief Financial Officer; Lachlan K. Murdoch, Chairman of Fox Television Stations; and Fox’s Senior Executive Vice President and General Counsel, and such other employees of News Corporation as Fox and News Corporation may from time to time designate.

According to the Offer to Purchase, although it is contemplated that such executives will spend a considerable portion of their business time in connection with the business of Fox, they will also be engaged in activities for News Corporation not related directly to the business of Fox. In addition, pursuant to the master intercompany agreement, News Corporation may terminate the availability of the services of such executives upon notice to Fox.

Services of Company Employees

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation and its subsidiaries may from time to time request certain employees of Fox to devote time to the business activities of News Corporation, its subsidiaries and affiliated and associated companies.

Facility Arrangements

According to the Offer to Purchase, certain of Fox’s facilities are or may in the future be located on premises owned or leased by News Corporation, or entities in which News Corporation has an interest. Furthermore, certain facilities of News Corporation, or entities in which News Corporation has an interest, are or may in the future be located on premises owned or leased by Fox. The master intercompany agreement provides that News Corporation and its subsidiaries, on the one hand, and Fox, on the other hand, will permit each other to use all or a portion of their respective premises.

Employee Matters

According to the Offer to Purchase, the master intercompany agreement provides that certain employees of Fox may from time to time continue to be eligible to participate in stock option and other employee benefit plans maintained by News Corporation and its subsidiaries. Fox will assume and be solely responsible for all liabilities and obligations whatsoever with respect to current officers and employees of the businesses owned and operated by Fox and former officers and employees of such businesses who, immediately prior to the termination of their employment, were employed in such businesses.

Insurance

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation or its subsidiaries will provide insurance coverage on behalf of Fox against certain risks and in amounts of coverage consistent with current coverages or as otherwise may be agreed between them. The master intercompany agreement further provides that News Corporation will not be obligated to maintain any type or amount of coverage.

Services

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation and its subsidiaries will continue to provide various services to each other, including material procurement, transportation and financial and administrative services.

Annex 1, Page 4

Trademarks

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation and its subsidiaries and Fox will be granted a royalty-free license to use certain trademarks and service marks of Fox and that Fox will be granted a royalty-free license to use certain trademarks and service marks of News Corporation and its subsidiaries. The master intercompany agreement also provides that the license granted by News Corporation to Fox may be terminated at any time by News Corporation.

Indemnities by Fox

According to the Offer to Purchase, News Corporation or its subsidiaries have, in the past, given certain guarantees or made commitments relating to the businesses that are conducted by Fox. These include commitments made in connection with film rights agreements and funding and other obligations. The master intercompany agreement provides that Fox will assume all such obligations and commitments, and will indemnify and hold Fox and its subsidiaries harmless from and against all liabilities arising from any default thereunder.

Indemnities by News Corporation

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation will indemnify and hold Fox and its subsidiaries harmless from and against any and all liabilities arising from any default under the debt instruments or obligations of News Corporation or its subsidiaries (other than Fox) which have been guaranteed by Fox or its subsidiaries or will be guaranteed by News Corporation in the future.

Tax Sharing Agreement.

According to the Offer to Purchase, Fox and certain of its subsidiaries are included in the consolidated group of News Publishing Australia Limited, or NPAL, a U.S. holding company, for U.S. federal income tax purposes, or the consolidated group, as well as in certain consolidated, combined or unitary groups which include NPAL and/or certain of its subsidiaries, or the combined group, for state and local income tax purposes. Fox and NPAL have entered into a tax sharing agreement. Pursuant to the tax sharing agreement, Fox and NPAL generally will make payments between them such that, with respect to tax returns for any taxable period in which Fox or any of its subsidiaries are included in the consolidated group or any combined group, the amount of such consolidated or combined taxes to be paid by Fox will be determined, subject to certain adjustments, as if Fox and each of its subsidiaries included in the consolidated group or combined group filed their own consolidated, combined or unitary tax return. Losses and other future tax benefits of Fox and its subsidiaries actually availed of to reduce the tax liabilities of the consolidated group or combined group and any taxes actually paid by Fox and its subsidiaries included in such groups will be taken into account for this purpose. Fox and NPAL will cooperate in preparing any tax return filed with respect to the consolidated group or any combined group.

According to the Offer to Purchase, NPAL is primarily responsible for preparing and filing any tax return with respect to the consolidated group or any combined group, as well as controlling and contesting any audit or other tax proceeding with respect to the consolidated or combined group. Fox is responsible for preparing and filing any returns that include only Fox and its subsidiaries and for any taxes with respect to such tax returns.

According to the Offer to Purchase, in general, Fox and its included subsidiaries will be included in the consolidated group for so long as NPAL beneficially owns at least 80% of the total voting power and value of the outstanding stock of Fox. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between Fox and NPAL, during the period in which Fox is included in the consolidated group, Fox could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of the consolidated group.

Annex 1, Page 5

Intercompany Debt

According to the Offer to Purchase, Fox had approximately $4.5 and $4.2 billion of indebtedness to affiliates of News Corporation as of September 30, 2004 and June 30, 2004, respectively (approximately $5.4 billion was the largest aggregate amount of such indebtedness in the fiscal year ended June 30, 2004). This indebtedness constitutes unsecured, general obligations of Fox. Indebtedness incurred under the master intercompany agreement bears interest at a rate equal to the average cost of long-term debt of News Corporation (currently 8% per annum), adjusted annually, and matures on June 30, 2008. Two promissory notes totaling $4.5 billion were issued to News Corporation in connection with the acquisition of The DIRECTV Group, Inc. (formerly known as Hughes Electronics Corporation) (see “Acquisition of The DIRECTV Group, Inc. and Related Transactions” below). One promissory note is in the amount of $2 billion, bears interest at a rate of LIBOR plus 1% per annum at June 20, 2004 and matures on June 30, 2009. The other promissory note is in the amount of $2.5 billion, bears interest at 8% per annum and has a maturity date of June 30, 2009 that may be extended at the option of Fox for not more than two consecutive one year periods.

Credit Arrangements

According to the Offer to Purchase, News Corporation and certain of its subsidiaries, including Fox, are guarantors of various debt obligations of News Corporation and subsidiaries under various guaranteed debt instruments, or, collectively, the guaranteed debt instruments. Such guarantees, including those of Fox, represent contingent and not current obligations of News Corporation or Fox. The principal amount of indebtedness outstanding under such guaranteed debt instruments at September 30, 2004 was approximately $9 billion. The guaranteed debt instruments mature at various times between 2005 and 2096, with a weighted average maturity of over 20 years, and are generally not redeemable prior to maturity. The indentures governing the guaranteed debt instruments limit the ability of News Corporation and its subsidiaries (including Fox) to subject their properties to liens. Certain guaranteed debt instruments issued prior to March 1993 also may impose limitations on the ability of News Corporation and its subsidiaries, including Fox, to incur indebtedness in certain circumstances. The guaranteed debt instruments also contain customary representations, warranties, covenants and events of default. Under the terms of the guaranteed debt instruments, the holders thereof have the right to require News Corporation to make an offer to repurchase the outstanding debt instruments in the event of a change of control triggering event. A change of control triggering event occurs when the guaranteed debt instrument is downgraded below investment grade following a change of control of News Corporation or an announcement of an intended change of control (or in the event the guaranteed debt instrument is not investment grade at such time, a reduction in the rating by one or more gradations). A change of control occurs when a person other than News Corporation, subsidiaries and certain affiliates of News Corporation and the Murdoch family (as defined in the guaranteed debt instruments) owns (i) 30% or more of the voting power of News Corporation’s common shares or (ii) if the Murdoch family is the beneficial owner of more than 30% of such voting power of News Corporation, a percentage greater than that owned by the Murdoch family. Certain guaranteed debt instruments require any subsidiary of News Corporation which issues any guarantee for money borrowed in excess of $50 million to guarantee all outstanding and future senior indebtedness issued by News Corporation or its affiliates pursuant to the indentures governing the guaranteed debt instruments.

According to the Offer to Purchase, Fox, News Corporation and certain of News Corporation’s other subsidiaries have also guaranteed the obligations of News Corporation’s subsidiary under a Five Year Credit Agreement, or the revolving credit agreement. The revolving credit agreement provides for borrowings of up to approximately $1.75 billion, with a sub-limit of $600 million available for the issuance of letters of credit and expires on June 30, 2008. As of September 30, 2004, letters of credit representing $173 million were issued under the revolving credit agreement. The revolving credit agreement contains certain covenants which, among other things, limit the ability of News Corporation and Fox to subject their properties to liens, to incur indebtedness at any time that a default under the revolving credit agreement has occurred and is continuing, and to enter into transactions with affiliates. News Corporation is also required to maintain certain financial covenants, calculated on a consolidated basis, including a leverage ratio and interest coverage ratio. The revolving credit agreement also contains representations, warranties, covenants and events of default customary

Annex 1, Page 6

to senior unsecured credit facilities of similar size and nature. In addition to the foregoing, Fox and its subsidiaries may from time to time in the future guarantee additional obligations of News Corporation and its subsidiaries.

According to the Offer to Purchase, pursuant to the master intercompany agreement, News Corporation has agreed to indemnify and hold Fox and its subsidiaries harmless from and against all liabilities arising from any default under the debt instruments or obligations of News Corporation or its subsidiaries (other than Fox), which have been guaranteed by Fox or its subsidiaries.

Acquisition of The DIRECTV Group, Inc. and Related Transactions

According to the Offer to Purchase, on December 22, 2003, News Corporation acquired a 34% interest in The DIRECTV Group, Inc., or DIRECTV, for total consideration of approximately $6.8 billion. General Motors Corporation, or GM, sold its 19.8% interest in DIRECTV to News Corporation in exchange for approximately $3.1 billion in cash, and 57.2 million shares of News Corporation Class A common stock, valued at approximately $800 million. News Corporation acquired 14.2% of DIRECTV from the former GM Corporation Class H common stockholders in exchange for approximately 204.2 million shares of News Corporation Class A common stock, valued at $2.9 billion. Immediately following the acquisition, News Corporation transferred its entire 34% interest in DIRECTV to Fox in exchange for two promissory notes totaling $4.5 billion and approximately 74.5 million shares of Fox’s Class A Common Stock valued at $2.3 billion. The issuance of approximately 74.5 million shares of Fox Class A Common Stock to News Corporation increased its equity interest in Fox from approximately 80.6% to approximately 82.1% while its voting power remained at approximately 97.0%.

Acquisition of Chris-Craft Industries, Inc. and Related Transactions

According to the Offer to Purchase, on July 31, 2001, News Corporation, through a wholly owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., or, collectively, Chris-Craft. The consideration for the acquisition was approximately $2 billion in cash and approximately 137.7 million shares of News Corporation Class A common stock, valued at $3 billion. Simultaneously with the closing of the acquisition, News Corporation transferred $3,432 million of net assets, constituting Chris-Craft’s ten television stations, or the acquired stations, to Fox in exchange for 122.2 million shares of Fox Class A Common Stock and net indebtedness of $48 million, thereby increasing News Corporation’s ownership in Fox from 82.76% to 85.25%. Fox assigned the licenses issued by the FCC for the acquired stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the acquired stations.

According to the Offer to Purchase, in October 2001, Fox exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis. In addition, on November 1, 2001, Fox exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston. In June 2002, Fox exchanged KPTV-TV in Portland for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala. All of the stations exchanged in the station swaps were included in the acquired stations.

Acquisition of International Sports Programming, LLC

According to the Offer to Purchase, in December 2001, News Corporation acquired from Liberty Media Corporation its 50% interest in International Sports Programming, LLC, or Fox Sports International, in exchange for 7.3 million shares of News Corporation Class A common stock, valued at $115 million. Under the terms of the transaction, News Corporation transferred the acquired interest in Fox Sports International to Fox in exchange for the issuance of 3.6 million shares of Fox’s Class A Common Stock. As a result of this transaction, News Corporation’s equity ownership interest in Fox increased from 85.25% to 85.32%.

Annex 1, Page 7

Ownership of Fox Television Holdings, Inc.

According to the Offer to Purchase, Mr. K. Rupert Murdoch, the Chairman and Chief Executive Officer of Fox and the Chairman and Chief Executive Officer of News Corporation, owns all of the 7,600 outstanding shares of voting preferred stock of Fox Television Holdings, Inc., a subsidiary of Fox, or FTH, representing 76% of the voting power of such company. Through such ownership, Mr. Murdoch has voting control over subsidiaries, which hold interests in the Fox Television Stations Group. The voting preferred stock of FTH has a par value of $760,000 and cumulative dividends at the rate of 12% per annum. The voting preferred stock is subject to redemption by the affirmative vote of the holder or holders of 66 2/3% of the issued and outstanding shares of common stock of FTH. All of the common stock of FTH, representing substantially all of the equity thereof, is owned by Fox.

Annex 1, Page 8

Annex 2

March 2, 2005

Mr. Christos M. Cotsakos

Mr. Peter J. Powers

Directors

Special Committee of the

Board of Directors

Fox Entertainment Group, Inc.

Members of the Special Committee of the Board of Directors:

On January 10, 2005, News Corporation (“News”), through its wholly owned direct subsidiary, Fox Acquisition Corp, commenced an offer to exchange (the “Exchange Offer”) 1.90 shares of News Class A common stock (including the associated preferred stock purchase rights) (the “News Class A Common Stock”), par value $0.01 per share (the “Initial Exchange Ratio”) for each outstanding share of Class A common stock (“Fox Class A Common Stock”), par value $0.01 per share, of Fox Entertainment Group, Inc. (“Fox” or the “Company”) not held by News or its subsidiaries (other than Fox), upon the terms and subject to the conditions set forth in the prospectus related to the Exchange Offer (as amended as of the date hereof, the “Prospectus”) contained in the Schedule TO (as amended as of the date hereof, the “Schedule TO”) filed by News with the Securities and Exchange Commission on January 10, 2005, and the related Letter of Transmittal (together with the Exchange Offer, the Prospectus and the Schedule TO, the “Offer Documents”). We also understand that News will amend the Exchange Offer to increase the Initial Exchange Ratio to 2.04 shares of News Class A Common Stock (including the associated preferred stock purchase rights) (as so increased, the “Exchange Ratio”). The Offer Documents further provide that if the Exchange Offer is completed, News expects to effect a merger (the “Merger”) between the Company and Fox Acquisition Corp under the “short form” merger provisions of the Delaware General Corporation Law. Pursuant to the Merger, the Company would become a wholly owned subsidiary of News, and each outstanding share of Fox Class A Common Stock, other than shares acquired in the Exchange Offer, held in treasury or held by News or any subsidiary of News (other than Fox) or as to which dissenters’ rights have been perfected, would be converted into the right to receive the number of shares of News Class A Common Stock equal to the Exchange Ratio. The terms and conditions of the amended Exchange Offer will be set forth in more detail in the Offer Documents.

You have asked us whether, in our opinion, the Exchange Ratio pursuant to the Exchange Offer is fair to the holders of shares of Fox Class A Common Stock (other than News and its affiliates) from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available financial statements and other information of Fox and News, respectively;

•	Reviewed certain internal financial statements and other financial and operating data concerning Fox and News prepared by the managements of Fox and News, respectively;

•	Reviewed budget projections for the fiscal year ending June 30, 2005 prepared by the respective managements of Fox and News;

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•	Reviewed certain publicly available estimates of the future financial performance of Fox and News, respectively, and discussed such estimates with the managements of Fox and News, respectively;

•	Discussed the past and current operations and financial condition and prospects of Fox and News with senior executives of Fox and News, respectively;

•	Discussed information relating to certain financial benefits anticipated from the Merger with the management of News;

•	Reviewed the reported prices and trading activity for the Fox Class A Common Stock and the News Class A Common Stock;

•	Reviewed the pro forma impact of the Merger on the earnings per share of News;

•	Compared the financial performance of Fox and News, as well as the prices and trading activity of the Fox Class A Common Stock and the News Class A Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	Reviewed the financial terms, to the extent publicly available, of selected minority buy-back transactions;

•	Participated in discussions and negotiations among representatives of the Special Committee of the Board of Directors of Fox (the “Special Committee”) and News and their respective financial and legal advisors;

•	Reviewed the proposed Exchange Offer and certain related documents; and

•	Performed such other analyses and considered such other factors as we have deemed appropriate.

In preparing this opinion, we have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, budget projections and information relating to certain financial benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting best available estimates of the future financial performance of the Company and News. Since we were not provided financial projections other than budget projections for the fiscal year ending June 30, 2005, or revised budget projections for the fiscal year ending June 30, 2005, for either Fox or News, for the purposes of our analysis, we have relied upon certain publicly available estimates of equity research analysts who report on Fox and News, with certain adjustments to such estimates made following discussions with the managements of Fox and News, respectively.

In addition, we have assumed that the Exchange Offer and the Merger will be consummated in accordance with the terms set forth in the Offer Documents, including among other things, that the Exchange Offer and the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, without material modification, delay or waiver. We have not been asked to undertake, and have not undertaken, an independent verification of any information, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof.

We are not expressing any opinion as to what the value of News Class A Common Stock will be when issued to holders of Fox Class A Common Stock pursuant to the Exchange Offer and the Merger or the prices at which shares of the News Class A Common Stock will trade at any time.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company or its assets. Our opinion does not address the relative merits of the Exchange Offer and the Merger as compared to other business strategies or transactions that might be available to the Company, nor does our opinion constitute a recommendation as to whether the stockholders of the Company should tender their shares into the Exchange Offer or any other matter.

Annex 2, Page 2

This opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof.

This letter is provided to the Special Committee in connection with and for the purposes of its evaluation of the Exchange Offer and the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, Blackstone understands that the existence of any opinion may be disclosed by the Company in a press release and that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Exchange Offer.

We have acted as financial advisor to the Company with respect to the Exchange Offer and will receive a fee from the Company for our services of $2,500,000. In addition, the Company has agreed to reimburse us for out-of-pocket expense and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion).

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Exchange Offer is fair to the holders of shares of Fox Class A Common Stock (other than News and its affiliates) from a financial point of view.

Very truly yours,

/s/ THE BLACKSTONE GROUP L.P.

The Blackstone Group L.P.

Annex 2, Page 3

Annex 3

1585 Broadway

New York, NY 10036

March 2, 2005

Mr. Christos M. Cotsakos

Mr. Peter J. Powers

Directors

Special Committee of the

Board of Directors

Fox Entertainment Group, Inc.

Members of the Special Committee of the Board of Directors:

We understand that on January 10, 2005, News Corporation (“News”), through its wholly owned direct subsidiary, Fox Acquisition Corp, commenced an offer to exchange (the “Exchange Offer”) 1.90 shares of News Class A common stock (including the associated preferred stock purchase rights) (the “News Class A Common Stock”), par value $0.01 per share (the “Initial Exchange Ratio”) for each outstanding share of Class A common stock (“Fox Class A Common Stock”), par value $0.01 per share, of Fox Entertainment Group, Inc. (“Fox” or the “Company”) not held by News or its subsidiaries (other than Fox), upon the terms and subject to the conditions set forth in the prospectus related to the Exchange Offer (as amended as of the date hereof, the “Prospectus”) contained in the Schedule TO (as amended as of the date hereof, the “Schedule TO”) filed by News with the Securities and Exchange Commission on January 10, 2005, and the related Letter of Transmittal (together with the Exchange Offer, the Prospectus and the Schedule TO, the “Offer Documents”). We also understand that News will amend the Exchange Offer to increase the Initial Exchange Ratio to 2.04 shares of News Class A Common Stock (including the associated preferred stock purchase rights) (as so increased, the “Exchange Ratio”). The Offer Documents further provide that if the Exchange Offer is completed, News expects to effect a merger (the “Merger”) between the Company and Fox Acquisition Corp under the “short form” merger provisions of the Delaware General Corporation Law. Pursuant to the Merger, the Company would become a wholly owned subsidiary of News, and each outstanding share of Fox Class A Common Stock, other than shares acquired in the Exchange Offer, held in treasury or held by News or any subsidiary of News (other than Fox) or as to which dissenters’ rights have been perfected, would be converted into the right to receive the number of shares of News Class A Common Stock equal to the Exchange Ratio. It is our understanding that the terms and conditions of the amended Exchange Offer will be fully set forth in the Offer Documents, without material modification. We understand that as of February 2, 2005, News owned approximately 59.1% of the outstanding shares of Fox Class A Common Stock and 100% of the shares of Fox Class B Common stock, representing in the aggregate approximately 82.1% of the equity and 97.0% of the voting power of Fox.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Exchange Offer is fair from a financial point of view to the holders of shares of Fox Class A Common Stock (other than News and its affiliates).

For purposes of the opinion set forth herein, we have:

a)	reviewed certain publicly available financial statements and other information of Fox and News, respectively;

b)	reviewed certain internal financial statements and other financial and operating data concerning Fox and News prepared by the managements of Fox and News, respectively;

c)	reviewed budget projections for the fiscal year ending June 30, 2005 prepared by the respective managements of Fox and News;

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d)	reviewed certain publicly available estimates of the future financial performance of Fox and News, respectively, and discussed such estimates with the managements of Fox and News, respectively;

e)	discussed the past and current operations and financial condition and prospects of Fox and News with senior executives of Fox and News, respectively;

f)	discussed information relating to certain financial benefits anticipated from the Merger with the management of News;

g)	reviewed the reported prices and trading activity for the Fox Class A Common Stock and the News Class A Common Stock;

h)	reviewed the pro forma impact of the Merger on the earnings per share of News;

i)	compared the financial performance of Fox and News, as well as the prices and trading activity of the Fox Class A Common Stock and the News Class A Common Stock with that of certain other comparable publicly-traded companies and their securities

j)	reviewed the financial terms, to the extent publicly available, of selected minority buy-back transactions;

k)	participated in discussions and negotiations among representatives of the Special Committee of the Board of Directors of Fox (the “Special Committee”) and News and their respective financial and legal advisors;

l)	reviewed the proposed Exchange Offer and certain related documents; and

m)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, budget projections and information relating to certain financial benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting best available estimates of the future financial performance of the Company and News. Since we were not provided financial projections other than budget projections for the fiscal year ending June 30, 2005, or revised budget projections for the fiscal year ending June 30, 2005, for either Fox or News, for the purposes of our analysis, we have relied upon certain publicly available estimates of equity research analysts who report on Fox and News, with certain adjustments to such estimates made following discussions with the managements of Fox and News, respectively.

In addition, we have assumed that the Exchange Offer and the Merger will be consummated in accordance with the terms set forth in the Offer Documents, including among other things, that the Exchange Offer and the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, without material modification, delay or waiver. We have not made any independent valuation or appraisal of the assets or liabilities or technologies of the Company or News, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company or its assets.

Annex 3, Page 2

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We have acted as financial advisor to the Special Committee in connection with the Exchange Offer and will receive a fee of $2,500,000 for our services. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for News and its affiliates and have received fees for the rendering of these services.

In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services as well as providing investment banking, financing and financial advisory services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt or equity securities or senior loans of Fox and News or any other company that may be involved in the transaction for its own accounts or for the accounts or its customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Special Committee in connection with the Exchange Offer and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Exchange Offer. In addition, this opinion does not in any manner address the prices at which News Class A Common Stock will trade following the announcement of the amended Exchange Offer or at any other time, and Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender their shares into the Exchange Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Exchange Offer is fair from a financial point of view to the holders of shares of Fox Class A Common Stock (other than News and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ ADAM D. SHEPARD
Adam D. Shepard Managing Director

Annex 3, Page 3